

2007 Annual Report

Washington Trust Bancorp, Inc.

THE WATCH HILL LIGHTHOUSE, featured on our cover, has long been a symbol of strength, guidance, and safe harbor for navigators on Long Island Sound. Authorized by an Act of Congress and signed into law by President Thomas Jefferson, the lighthouse celebrated its 200th anniversary in 2007. The present tower, built in 1855-1856 of Westerly granite, has stood tall in good weather and bad, including the Great Hurricane of 1938 and Hurricane Carol in 1954. As such, we have chosen it as a symbol of our Corporation in 2007.



The original Fresnel lens from the Watch Hill Lighthouse. The lens features beautiful cut glass prisms, set in brass frames, that collected and concentrated light emitted from a 1000-watt bulb and directed it out along horizontal beams.



John C. Warren, Chairman and CEO; John F. Treanor, President and COO

2007 was the most difficult year that the banking industry has experienced since the early 1990s. A flat yield curve, the sub-prime mortgage crisis, a worldwide liquidity crisis, and declining real estate values all contributed to create an environment that was challenging at best. Unfortunately, the industry is not "out of the woods" yet. The conditions at the core of 2007 will continue to affect the economy and the financial markets in 2008.

Against this backdrop, however, there is good news to report: despite unfavorable conditions, your Corporation performed well, especially when compared with our peers. Washington Trust's return on equity for 2007 exceeded the results of well over 80 percent of banks and thrifts in the Northeast and Mid-Atlantic regions.[1] This achievement reflects our ongoing commitment to being one of the region's premier financial institutions.

Our performance was spearheaded by an excellent year in wealth management and commercial lending. Our asset quality was strong. And for the 15th consecutive year, we increased our dividend, declaring cash dividends of 80 cents per share.

How did Washington Trust perform better than the majority of banks in our region in 2007? By remaining true to classic values that have distinguished our organization since its founding. Amid the turmoil of the past year – as well as the events leading up to it – we never lost focus on our commitment to providing superior service, maintaining asset quality, generating diversified earnings, and investing in our future. The collective experience of our management team and employees was critical to our success. We have been through difficult cycles before. Many of us remember not only the challenges of the early 1990s, but also those of the early 1970s. Our experience continually strengthens our decision-making and benefits our customers and clients at every level of our business.

One of the keys to our success in 2007 was the performance of our wealth management group, which enjoyed another outstanding year. Revenues from the group were up 10 percent and assets under management

[1]Based on comparison of Washington Trust's return on equity for 2007 to reported results of 184 banks and thrifts for nine months ended September 30, 2007; most recent information available at time of printing.

eclipsed the $4 billion mark, a significant milestone. Washington Trust Investors' equity composite was up 20%, outperforming the S&P 500 by more than three times. Equally important, the group continued its evolution into an integrated wealth management solution for high net worth individuals and institutions. We have positioned ourselves as one of the leading and most-respected firms in New England, with an unwavering focus on our clients, complemented by a comprehensive service offering.

Our commercial lending group also had a banner year, as its portfolio increased by 16 percent and included loan originations with many new customers. Our Commercial & Industrial and Commercial Real Estate teams both delivered outstanding production. Increasingly, Washington Trust is looked to as a preferred resource for everything from start-up financing and acquisition funding to multi-million-dollar deals.

Washington Trust also earned recognition as Rhode Island's top SBA lender in both loan and dollar volume for the quarter ending December 31, 2007. For the calendar year, we approved 90 loans totaling more than $14.8 million. This financing helped small businesses across the state start up, grow, and prosper.

While the residential mortgage crisis dominated headlines in 2007, we grew our mortgage origination volume by 26 percent by sticking to what we've always done: making quality loans to creditworthy individuals. We have never offered a sub-prime or Alt-A residential mortgage loan program. As foreclosures mounted in the mortgage industry throughout the year, the wisdom of our decision was underscored.

The opening of our second Cranston branch in June was a resounding success, attracting more than $20 million in deposits in less than six months. We continue to expand our branch footprint and broaden our presence in the Greater Providence marketplace. In 2008, we will relocate our downtown Providence branch closer to the financial district and plan to build a second branch in Warwick in 2009.[1]

[1]*Subject to approval of state and federal regulators.*

We have always believed that one of our most important responsibilities is to support communities where we work and live. Whether we are educating young people about financing, supporting local food banks, rolling up our sleeves to help build affordable housing, or championing the arts, Washington Trust is a committed community partner. We are especially proud of the volunteer efforts of our employees, which reached new levels of participation in 2007. As an organization and as individuals, we are helping to address the critical needs around us.

As we look to 2008, we take strength from the enduring values that have allowed your Corporation to succeed with distinction, despite challenging economic conditions both past and present. On January 2, 2008, *The Wall Street Journal* made the following observation about the economy in the new year: "Thought 2007 was over? Better put down the party favors – there might be a hangover coming." While no one can know for certain what 2008 will bring, you can be certain that Washington Trust will continue to invest in the future and pursue growth opportunities while holding true to the classic principles that have held us in good stead for 207 years.

As always, we are grateful for the tremendous talents and ongoing efforts of our employees, our customers, and for the unwavering support of our shareholders. We are proud to lead your Corporation.

John C. Warren
Chairman and Chief Executive Officer

John F. Treanor
President and Chief Operating Officer

Corporate Profile

Washington Trust Profile

As of December 31, 2007
$2.5 billion in assets
$337 million in market capitalization

Washington Trust Bancorp, Inc. is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island chartered commercial bank founded in 1800. Through the Bank and its other subsidiaries, Washington Trust offers a broad range of financial services, including wealth management, by way of its branch offices in Rhode Island, Massachusetts and southeastern Connecticut.

At December 31, 2007, Washington Trust had 474 employees. The Corporation has an Affirmative Action Plan and is an Equal Opportunity Employer. Washington Trust is also a member of the FDIC and an Equal Housing Lender.

Market and Dividend Information

Washington Trust's common stock trades on the NASDAQ Global Market® under the symbol WASH. As of December 31, 2007, there were 2,039 shareholders of record.

Auditors: KPMG LLP, Providence, Rhode Island
Counsel: Goodwin Procter LLP, Boston, Massachusetts

Annual Meeting of Shareholders

Tuesday, April 22, 2008, 11:00 a.m.
Westerly Public Library
44 Broad Street, Westerly, Rhode Island 02891

Vote Your Proxy Online Or By Phone

For your convenience, you can vote your shares online or by phone. Please have your proxy card available.
INTERNET – Access www.voteproxy.com and follow the on-screen instructions.
TELEPHONE – Call toll-free 800-PROXIES (800-776-9437) from any touch-tone telephone and follow the instructions.

2007 Quarters	1	2	3	4
Stock prices:				
High	$28.98	$27.69	$28.42	$28.65
Low	25.32	23.90	22.87	23.49
Close	26.81	25.21	26.97	25.23
Dividend declared	.20	.20	.20	.20
2006 Quarters	**1**	**2**	**3**	**4**
Stock prices:				
High	$29.49	$28.93	$27.44	$29.30
Low	25.45	24.07	24.01	25.31
Close	28.07	27.72	26.51	27.89
Dividend declared	.19	.19	.19	.19

Shareholder Return Performance Presentation

At right is a line graph comparing the cumulative total shareholder return on the Corporation's Common Stock against the cumulative total return of the NASDAQ Market (U.S.) and the NASDAQ Bank Stocks index for the five years ended December 31. The historical information below is not necessarily indicative of future performance.


$225
$200
$175
$150
$125
$100
$75
Washington Trust Bancorp, Inc.
NASDAQ Bank Stocks
NASDAQ Market (U.S.)
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

December 31,	2002	2003	2004	2005	2006	2007
Washington Trust Bancorp, Inc.	$100.00	$138.74	$159.17	$145.99	$159.99	$149.19
NASDAQ Bank Stocks	$100.00	$129.93	$144.21	$137.97	$153.15	$119.35
NASDAQ Market (U.S.)	$100.00	$149.52	$162.72	$166.18	$182.57	$197.98

The results presented assume that the value of the Corporation's Common Stock and each index was $100.00 on December 31, 2002. The total return assumes reinvestment of dividends.

Financial Highlights

At or for the years ended December 31,	2007	2006	2005
(Dollars in thousands, except per share amounts)			
Financial Condition			
Total assets	$2,539,940	$2,399,165	$2,402,003
Total loans	1,573,652	1,459,986	1,401,908
Allowance for loan losses	20,277	18,894	17,918
Total securities	751,778	703,851	783,941
Total deposits	1,646,205	1,677,997	1,639,258
Total shareholders' equity	186,513	173,056	158,446
Financial Results			
Net interest income	$59,944	$61,474	$60,656
Provision for loan losses	1,900	1,200	1,200
Noninterest income	45,509	42,183	30,946
Noninterest expense	68,906	65,335	56,393
Net income	23,800	25,031	23,024
Per Share Information			
Diluted earnings per share	$1.75	$1.82	$1.69
Cash dividends declared	.80	.76	.72
Book value	13.97	12.89	11.86
Tangible book value	9.33	8.61	7.79
Closing stock price	25.23	27.89	26.18
Selected Ratios			
Return on average assets	0.99%	1.04%	0.98%
Return on average equity	13.48	14.99	14.80
Net interest margin (taxable equivalent basis)	2.76	2.80	2.79
Noninterest income as a percentage of total revenue	43.16	40.69	33.78
Nonperforming assets to total assets	0.17	0.11	0.10
Allowance for loan losses to total loans	1.29	1.29	1.28
Other Selected Data			
Wealth management assets under administration[1]	$4,014,352	$3,609,180	$3,215,763
Number of ATMs	141	132	124

Total Loans


In Billions
$1.0
$1.3
$1.4
$1.5
$1.6
2003 2004 2005 2006 2007

Cash Dividends Declared Per Share


$.62
$.68
$.72
$.76
$.80
2003 2004 2005 2006 2007

Wealth Management Assets Under Administration[1]


In Billions
$1.7
$1.8
$3.2
$3.6
$4.0
2003 2004 2005 2006 2007

[1]Certain prior year amounts have been adjusted to conform to the current year presentation.



Treasured for its historical associations, architectural quality, and scenic character, the Watch Hill Lighthouse is in the National Register of Historic Places.

Classic Performance

What enabled Washington Trust to garner recognition as one of the top-performing banks in the Northeast and Mid-Atlantic regions in 2007? We believe our success was rooted in the classic values that we embody as an organization each day – trustworthiness, commitment to excellence, good judgment, and a willingness to help. In any given year, these attributes are important. But in 2007, as markets roiled and uncertainty reigned, it was critical to have an experienced financial professional to turn to with confidence. For many people and businesses, Washington Trust was that trusted advisor.

A diversified stream of earnings is at the heart of Washington Trust's ongoing success and, no doubt, made our strong performance in 2007 possible. Our commercial lending and wealth management groups delivered outstanding returns, enabling our Corporation to overcome a difficult economic climate and succeed at levels that distinguished us among our peers.

Strong Commercial Growth

Our commercial lending group's new Providence location certainly contributed to the dramatic increase in loan origination, up substantially from the previous year. Located in the heart of the financial district, the office has given our lenders increased visibility and accessibility. Of equal importance is the space that we now occupy in the minds of business professionals and advisors, who think of us as a must-include option when it comes to commercial lending. Not only do people know that Washington Trust is a good bank; there is a growing awareness that we will work with companies to get the deal done, and then be at the ready with whatever business services they may need after the loan closes.

Our commercial lending group consists of three areas: Commercial & Industrial, Commercial Real Estate, and Healthcare & Institutional. The Commercial & Industrial lending team combines deep experience with a comprehensive range of resources, including lines of credit, owner-occupied real estate transactions, asset-based financing, loan participations and syndications, and a comprehensive suite of cash management services. In 2007, we also introduced our new remote deposit capture service, which allows commercial clients to make deposits without leaving their office. They simply scan checks at their desktop computer and then send us the data via the Internet. Remote deposit capture enables us to serve a broader geography and is especially attractive to businesses that are required to make daily deposits.

Our Commercial Real Estate lending team continues to expand its presence in New England. The team has built a reputation for its willingness to "think outside the box" and structure custom solutions for clients. Our real estate lenders understand that money is a commodity – *service* is what ultimately differentiates us from the competition.

Our efforts in Healthcare & Institutional lending have concentrated on building awareness of Washington Trust's commitment to helping nonprofit organizations address their unique development and financial needs. We can help these organizations adopt business and financial strategies that will enable them to achieve their missions more effectively.

We have long recognized that small business is the engine of our local economy, and support small- to mid-size companies with expert advice and ready resources. Our annual Business Leaders Forum addresses critical issues affecting the economy and local business climate. We also participate in SBA workshops and speaking engagements throughout the year. Of course, we were delighted to earn recognition as Rhode Island's top SBA lender in both loan and dollar volume for the last three months of 2007.

Trusted Resource

In a year that will be long remembered for sub-prime loans and a declining real estate market, Washington Trust experienced the opposite: while not compromising our lending standards, we grew our mortgage origination volume. Clearly, amid the turmoil created by the residential mortgage crisis and the decline of the mortgage broker community, consumers returned to the assurances and peace of mind that come with borrowing from Washington Trust.

In growing numbers, consumers are using our innovative reverse mortgage product to convert the equity in their home into cash. Reverse mortgages not only allow people to retain their homes and maintain their lifestyles, but are also an effective way to hedge against market risk, minimize estate tax liability, and protect assets from a costly long-term illness. Financial planners and CPAs are incorporating reverse mortgages into sophisticated wealth management strategies and recommendations. Washington Trust took the lead in our marketplace with this product and is well positioned to benefit as its popularity grows.

As headlines fueled rumors of a growing credit crisis, Washington Trust stepped forward to assure consumers that money was available to credit-worthy borrowers. A by-lined article by our CEO appeared online and in newspapers and business journals, offering guidance for borrowing in the current economic climate and affirming our position as "trusted advisors." It was business as usual at Washington Trust, where classic lending practices prevailed to the benefit of both our customers and our company.

Investing for the Future

Our company's financial strength – a direct result of adhering to time-tested financial and business principles – enables us to make investments that enhance our relationships with customers. One of the most significant ways that we do this is by expanding our branch network. We opened our second branch in Cranston in June, and later in the year purchased a well-situated property in Warwick where we plan to build our second branch in that city and 18th overall.[1] Additionally, in 2008 we will relocate our Providence branch to a 3,000-square-foot space in the heart of the city.[1]

We also enhanced our IT infrastructure in 2007, enabling us to deliver data to our entire branch network faster. Our objective is to put information

[1]*Subject to approval of state and federal regulators.*

at our customer service representatives' fingertips so they can make more timely and informed recommendations. At a time when many of our peers are retrenching, Washington Trust is investing in the future by growing our retail presence and making it more convenient for people to do business with us.

Another significant investment in 2007, also aimed at enhancing customer relationships, was the redesign and relaunch of the Washington Trust website. The site's content is now solutions-based, with the navigation offering an intuitive path to financial tools and information. Whether users are looking to buy a first home, save for college, plan for retirement, or manage everyday expenses, they can easily find information that will help them achieve their goals. The Business Specialty Center provides resources for customers in specific business sectors, such as retail, construction, manufacturing, nonprofit or health care. The Wealth Management section offers case studies on topics that include planning for retirement, succession planning, and trust services. Now when people visit the Washington Trust website, they find it easier to gather the information they need to make solid financial decisions.

Outperforming the Markets

In 2007, our wealth management group's performance on behalf of clients and shareholders alike was outstanding. Our differentiation continues to be our ability to combine world-class investment advice with intensive, localized service. Technology has made it possible for our group to access the same information and data as the large, national firms. With that part of the playing field level, the game is all about knowledge and service – and that is where our wealth management group shines.

It's not simply that we offer clients an extraordinary level of investment management experience and talent; they have direct access to this expertise whenever they need it – via the telephone, Internet, or in person. As one of our billboards says, the wealth management group at Washington Trust offers "world-class advice, right around the corner."

Our commitment to delivering outstanding service to our clients is not going unnoticed. In the *2007 Client Satisfaction Analysis* by Chatham Partners, Washington Trust's wealth management group was named "Top Provider" in Overall Satisfaction among peer competitors. We were also recognized for outperforming Chatham's benchmark for 10 out of 11 areas of products, services, and overall impression.

Investments in technology and talent continue to augment our ability to deliver unparalleled service to investors. A new common custody and reporting platform, currently in the implementation stage, will allow our advisors to access any of our proprietary investment disciplines, mutual funds, exchanged traded funds, or separate accounts managed by third-party investment managers. And a new client relationship management system will give us robust sales automation, management, and tracking capabilities. At every step, we are using technology to enhance our relationships with clients and strengthen our competitive advantage – our unrelenting focus on providing personalized and responsive service.

We have bolstered our wealth management team with the addition of outstanding professional talent. In the last two years, we have made a number of senior hires, with expertise ranging across our investment management, trust, financial planning, and insurance disciplines. Individuals are at the center of every client relationship, which is why we are recruiting and retaining talented and accomplished professional advisors.

Reaching Out

Washington Trust strives to be socially responsible and civically engaged, both as an organization and as individuals. The Washington Trust Charitable Foundation provides grants to 501(c)3 organizations within our market area that directly benefit the communities we serve. Contribution areas include housing; civic and economic development; health and human services; arts and culture; education; youth and family; and environmental organizations.

Washington Trust has an office that refers nonprofit organizations, at no cost, to resources, services, and information designed to maximize their effectiveness and efficiency. Among other benefits, our Office for Nonprofit Resources directs nonprofit executives to the specialists they need in areas such as legal, accounting, insurance, strategic planning, and fund-raising services, as well as the financial services provided by Washington Trust. We recognize that everyone benefits as the nonprofit sector grows stronger.

Washington Trust employees are encouraged to volunteer at both the board and grassroots level, and their response is a source of enormous pride for our organization. A significant number of them received The President's Volunteer Service Award, created by the office of the President of the United States in 2003 to thank and honor Americans who, by their demonstrated commitment and example, inspire others to engage in volunteer service. Washington Trust officers and employees also serve on the boards of numerous nonprofit organizations across the region, including the Audubon Society of Rhode Island, Brown University, Home & Hospice Care of Rhode Island, the Rhode Island Historical Society, the Rhode Island Philharmonic, and more.

Reaching out to the community is a time-honored practice at Washington Trust, and one that we fully embraced in 2007.

Trusted Advisors Since 1800

The Washington Trust name is synonymous with classic values such as integrity, consistency, and trustworthiness. Why is this so? Because for more than 200 years, the people of Washington Trust have embodied these values. They make the difference every day – for companies looking to grow, for individuals who want a secure future, for organizations who need resources and guidance, and so many more. Our people are the trusted advisors who help our clients and customers make important financial decisions; the reason Washington Trust was successful in 2007; and why we look to 2008 with confidence and enthusiasm.



The Watch Hill Lighthouse is one of the oldest lighthouses in the United States. The original lighthouse, a 35-foot round wooden tower with ten whale oil lamps and parabolic reflectors, was built in 1807. The current granite tower was completed in 1856.

Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Balance Sheets

December 31, (Dollars in thousands)	2007	2006
Assets:		
Cash and noninterest-bearing balances due from banks	$ 30,817	$ 53,796
Interest-bearing balances due from banks	1,973	541
Federal funds sold	7,600	16,425
Other short-term investments	722	1,147
Mortgage loans held for sale	1,981	2,148
Securities:		
Available for sale, at fair value; amortized cost $750,583 in 2007 and $525,966 in 2006	751,778	526,396
Held to maturity, at cost; fair value $175,369 in 2006	–	177,455
Total securities	751,778	703,851
Federal Home Loan Bank stock, at cost	31,725	28,727
Loans:		
Commercial and other	680,266	587,397
Residential real estate	599,671	588,671
Consumer	293,715	283,918
Total loans	1,573,652	1,459,986
Less allowance for loan losses	20,277	18,894
Net loans	1,553,375	1,441,092
Premises and equipment, net	25,420	24,307
Accrued interest receivable	11,427	11,268
Investment in bank-owned life insurance	41,363	39,770
Goodwill	50,479	44,558
Identifiable intangible assets, net	11,433	12,816
Other assets	19,847	18,719
Total assets	$2,539,940	$2,399,165
Liabilities:		
Deposits:		
Demand deposits	$175,542	$186,533
NOW accounts	164,944	175,479
Money market accounts	321,600	286,998
Savings accounts	176,278	205,998
Time deposits	807,841	822,989
Total deposits	1,646,205	1,677,997
Dividends payable	2,677	2,556
Federal Home Loan Bank advances	616,417	474,561
Junior subordinated debentures	22,681	22,681
Other borrowings	32,560	14,684
Accrued expenses and other liabilities	32,887	33,630
Total liabilities	2,353,427	2,226,109
Commitments and contingencies		
Shareholders' Equity:		
Common stock of $.0625 par value; authorized 30,000,000 shares; issued 13,492,110 shares in 2007 and 2006	843	843
Paid-in capital	34,874	35,893
Retained earnings	154,647	141,548
Accumulated other comprehensive loss	(239)	(3,515)
Treasury stock, at cost; 137,652 shares in 2007 and 62,432 shares in 2006	(3,612)	(1,713)
Total shareholders' equity	186,513	173,056
Total liabilities and shareholders' equity	$2,539,940	$2,399,165

Refer to Washington Trust Bancorp, Inc.'s 2007 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Washington Trust Bancorp, Inc. and Subsidiaries Consolidated Statements of Income

Years ended December 31,	2007	2006	2005
(Dollars and shares in thousands, except per share amounts)			
Interest income:			
Interest and fees on loans	$ 98,720	$ 92,190	$ 78,931
Interest on securities:			
Taxable	31,163	33,763	32,934
Nontaxable	2,983	1,618	886
Dividends on corporate stock and Federal Home Loan Bank stock	2,737	2,842	2,491
Other interest income	831	721	451
Total interest income	136,434	131,134	115,693
Interest expense:			
Deposits	52,422	46,982	32,186
Federal Home Loan Bank advances	21,641	20,916	22,233
Junior subordinated debentures	1,352	1,352	458
Other interest expense	1,075	410	160
Total interest expense	76,490	69,660	55,037
Net interest income	59,944	61,474	60,656
Provision for loan losses	1,900	1,200	1,200
Net interest income after provision for loan losses	58,044	60,274	59,456
Noninterest income:			
Wealth management services:			
Trust and investment advisory fees	21,124	19,099	14,407
Mutual fund fees	5,430	4,665	1,336
Financial planning, commissions and other service fees	2,462	2,616	919
Wealth management services	29,016	26,380	16,662
Service charges on deposit accounts	4,713	4,915	4,502
Merchant processing fees	6,710	6,208	5,203
Income from bank-owned life insurance	1,593	1,410	1,110
Net gains on loan sales and commissions on loans originated for others	1,493	1,423	1,679
Net realized gains on securities	455	443	357
Other income	1,529	1,404	1,433
Total noninterest income	45,509	42,183	30,946
Noninterest expense:			
Salaries and employee benefits	39,986	38,698	32,133
Net occupancy	4,150	3,888	3,460
Equipment	3,473	3,370	3,456
Merchant processing costs	5,686	5,257	4,319
Outsourced services	2,180	2,009	1,723
Advertising and promotion	2,024	1,894	1,977
Legal, audit and professional fees	1,761	1,637	1,900
Amortization of intangibles	1,383	1,593	852
Debt prepaymant penalties	1,067	–	–
Other expenses	7,196	6,989	6,573
Total noninterest expense	68,906	65,335	56,393
Income before income taxes	34,647	37,122	34,009
Income tax expense	10,847	12,091	10,985
Net income	$ 23,800	$ 25,031	$ 23,024
Weighted average shares outstanding - basic	13,355.5	13,424.1	13,315.2
Weighted average shares outstanding - diluted	13,604.1	13,723.2	13,626.7
Per share information:			
Basic earnings per share	$1.78	$1.86	$1.73
Diluted earnings per share	$1.75	$1.82	$1.69
Cash dividends declared per share	$0.80	$0.76	$0.72

Refer to Washington Trust Bancorp, Inc.'s 2007 Annual Report on Form 10-K for a complete set of consolidated financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Washington Trust Bancorp, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Washington Trust Bancorp, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity (not present herein) and cash flows (not presented herein) for each of the years in the three-year period ended December 31, 2007; and in our report dated February 25, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.


KPMG LLP

Providence, Rhode Island
February 25, 2008

Stock Transfer and Dividend Disbursing Agent

American Stock Transfer & Trust Company (AST), our stock transfer and dividend disbursing agent, is responsible for our shareholder records, issuance of stock certificates, distribution of dividend checks, and IRS Form 1099. AST is also responsible for the Corporation's Dividend Reinvestment (DRIP) and Stock Purchase Plan, which enables shareholders to reinvest their quarterly dividends in Washington Trust shares.

For information, contact AST on the toll-free Shareholder Information Line, 800-852-0354, via the secure AST Shareholder Services website, http://www.amstock.com, or by writing to: American Stock Transfer, 59 Maiden Lane, Plaza Level, New York, NY 10038.

To receive a duplicate copy of your 2007 IRS Form 1099, please visit http://www.amstock.com or call 401-348-1566.

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission, is available on the Corporation's website at www.washtrust.com under Investor Relations – SEC Filings. Copies are also available without charge upon written request addressed to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891-0512.

Corporate Directory, Washington Trust Bancorp, Inc.

Board of Directors

Gary P. Bennett, *Retired Chairman and Chief Executive Officer, Analysis and Technology, Inc.*
Steven J. Crandall, *Vice President, Ashaway Line & Twine Mfg. Co.*
Larry J. Hirsch, Esq., *Retired President, Westerly Jewelry Co.*
Barry G. Hittner, Esq., *Of Counsel, Cameron & Mittleman, LLP*
Katherine W. Hoxsie, CPA, *Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.*
Mary E. Kennard, Esq., *Vice President and University Counsel, The American University*
Edward M. Mazze, Ph.D., *Distinguished University Professor of Business Administration, University of Rhode Island*
Kathleen McKeough, *Retired Senior Vice President of Human Resources, GTECH Holdings Corporation*
Victor J. Orsinger, II, Esq., *Partner, Orsinger and Nardone, Attorneys at Law*
H. Douglas Randall, III, *President, H.D. Randall, Realtors*
Patrick J. Shanahan, Jr., *Retired Chairman, President and Chief Executive Officer, First Financial Corp.*
James P. Sullivan, CPA, *Retired Finance Officer, Roman Catholic Diocese of Providence*
Neil H. Thorp, *President, Thorp & Trainer, Inc.*
John F. Treanor, *President and Chief Operating Officer, Washington Trust Bancorp, Inc.*
John C. Warren, *Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc.*

Officers of the Corporation

John C. Warren, *Chairman and Chief Executive Officer*
John. F. Treanor, *President and Chief Operating Officer*
Galan G. Daukas, *Executive Vice President, Wealth Management*
David V. Devault, *Executive Vice President, Secretary, Treasurer and Chief Financial Officer*

The Washington Trust Company Directors' Advisory Council

Alcino G. Almeida, Charles M. Baker, Jr., Charles C. Buffum, David Curtis, Richard A. Grills, Joseph J. Kirby, Jacques de Laporte, James W. McCormick, Jr., Thomas F. Moore, Brendan P. O'Donnell, Joseph H. Potter, Joseph E. Pucci, Joyce Olson Resnikoff, Anthony J. Rose, Jr., William Blunt White

Corporate Directory, The Washington Trust Company

Senior Management

John C. Warren, *Chairman and Chief Executive Officer*
John F. Treanor, *President and Chief Operating Officer*
Dennis L. Algiere, *Senior Vice President, Chief Compliance Officer and Director of Community Affairs*
Carl M. Amaral, *Senior Vice President, Branch Sales and Service*
Stephen M. Bessette, *Executive Vice President, Retail Lending*
Vernon F. Bliven, *Senior Vice President, Human Resources*
Galan G. Daukas, *Executive Vice President, Wealth Management*
David V. Devault, *Executive Vice President, Secretary, Treasurer and Chief Financial Officer*
Elizabeth B. Eckel, *Senior Vice President, Marketing*
Gerald J. Fogarty, Jr., *Managing Director, Washington Trust Investors*
Philip L. Friend, *Senior Vice President, Retail Lending*
William D. Gibson, *Senior Vice President, Risk Management*
Mark K.W. Gim, *Senior Vice President, Financial Planning and Asset Liability Management*
Russell W. Hahn, *Senior Vice President, Commercial Lending*
Marie J. Langlois, *Managing Director, Washington Trust Investors*
Rogean B. Makowski, *Senior Vice President, Wealth Management Client Services*
Mary M. McGoldrick, *Senior Vice President and Chief Investment Officer*
Barbara J. Perino, CPA, *Senior Vice President, Operations and Technology*
Harvey C. Perry, II, *Senior Vice President, Director of Office for Non-Profit Resources*
B. Michael Rauh, Jr., *Executive Vice President, Sales, Service and Delivery*
Julia Anne M. Slom, *Senior Vice President, Commercial Real Estate Group*
James M. Vesey, *Executive Vice President and Chief Credit Officer*
James J. Walther, *Senior Vice President, Director of Internal Audit*

Weston Financial Group, Inc.

Galan G. Daukas, *Executive Managing Director*
Douglas A. Biggar, *Managing Director*
Wayne M. Grzecki, *Managing Director*
I. Richard Horowitz, *Managing Director*
Joseph Robbat, Jr., *Managing Director*
Robert I. Stock, *Managing Director*
Ronald A. Sugameli, *Managing Director*



WASHINGTON TRUST BANCORP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 22, 2008

To the Shareholders of
Washington Trust Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of WASHINGTON TRUST BANCORP, INC., a Rhode Island corporation (the "Corporation"), will be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island on Tuesday, the 22nd of April, 2008 at 11:00 a.m. (local time) for the purpose of considering and acting upon the following:

1. The election of five directors for three year terms, each to serve until their successors are duly elected and qualified;

2. The ratification of the selection of independent auditors to audit the Corporation's consolidated financial statements for the year ending December 31, 2008; and

3. Such other business as may properly come before the meeting, or any adjournment thereof.

Only shareholders of record at the close of business on February 25, 2008 will be entitled to notice of and to vote at such meeting. The transfer books of the Corporation will not be closed.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING. THEREFORE, IF YOU DO NOT EXPECT TO BE PRESENT, PLEASE SIGN, DATE, AND FILL IN THE ENCLOSED PROXY AND RETURN IT BY MAIL IN THE ENCLOSED ADDRESSED ENVELOPE OR VOTE YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE AS DESCRIBED IN THE ENCLOSED PROXY CARD. IF YOU WISH TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, YOUR PROXY MAY BE REVOKED.

By order of the Board of Directors,

David V. Devault

David V. Devault
Secretary

March 14, 2008



WASHINGTON TRUST BANCORP, INC.

23 Broad Street, Westerly, RI 02891 Telephone 401-348-1200

PROXY STATEMENT

The accompanying proxy is solicited by and on behalf of the Board of Directors of Washington Trust Bancorp, Inc. (the "Corporation") for use at the Annual Meeting of Shareholders to be held at 11:00 a.m. (local time) on April 22, 2008 (the "Annual Meeting"), and any adjournment thereof, and may be revoked at any time before it is exercised by submission of another proxy bearing a later date, by voting through the Internet or by telephone, by attending the Annual Meeting and voting in person, or by notifying the Corporation of the revocation in writing to the Secretary of the Corporation, 23 Broad Street, Westerly, Rhode Island 02891. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated by the shareholder or, if no instructions are indicated, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted FOR Proposals No. 1 and 2.

As of February 25, 2008, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting, there were 13,386,835 shares of common stock, $0.0625 par value (the "Common Stock"), of the Corporation issued and outstanding. Each share of Common Stock is entitled to one vote per share on all matters to be voted upon at the Annual Meeting, with all holders of Common Stock voting as one class. A majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

With regard to the election of directors, votes may be cast in favor or withheld. Votes that are withheld have the same effect as a vote against a nominee. Abstentions on the ratification of the selection of independent auditors will have the same effect as a vote against such matters. If a beneficial owner does not give a proxy to his or her nominee with instructions as to how to vote the shares, the nominee may still vote those shares on "routine" matters, such as the election of directors and the ratification of KPMG LLP as the Corporation's independent auditors. Shares voted in this manner by a nominee are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of such "routine" proposals. In the event a nominee indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, referred to as a "broker non-vote," then those shares will not be considered entitled to vote with respect to that matter, but will be treated as shares present for the purpose of determining the presence of a quorum to transact business at the meeting.

Management knows of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote in accordance with their best judgment.

The approximate date on which this Proxy Statement and accompanying proxy card will first be mailed to shareholders is March 14, 2008.

ELECTION OF DIRECTORS (PROPOSAL NO. 1)

The Corporation's Board of Directors is divided into three approximately equal classes, with each class serving staggered terms of three years, so that only one class is elected in any one year. Notwithstanding such three-year terms, pursuant to the Corporation's by-laws, any director who reaches his or her 70th birthday agrees to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday. There are presently 15 directors. James P. Sullivan will reach the age of 70 prior to the Annual Meeting and, pursuant to the Corporation's by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

This year, based on the recommendation of the Nominating and Corporate Governance Committee (the "Nominating Committee"), a total of five nominees for election to the Board of Directors have been nominated to be elected at the Annual Meeting to serve until the 2011 Annual Meeting of Shareholders and until their respective successors are elected and qualified. If all five nominees are elected, the Board of Directors will consist of 14 directors. Directors are elected by the affirmative vote of holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon (provided that a quorum is present).

Based on the recommendation of the Nominating Committee, the Board of Directors has nominated Gary P. Bennett, Larry J. Hirsh, Esq., Mary E. Kennard, Esq., H. Douglas Randall, III and John F. Treanor for election at the Annual Meeting. Each of the nominees for director is presently a director of the Corporation. Each of the nominees has consented to being named a nominee in this Proxy Statement and has agreed to serve as a director if elected at the Annual Meeting. In the event that any nominee is unable to serve, the persons named in the proxy have discretion to vote for other persons if the Board of Directors designates such other persons. The Board of Directors has no reason to believe that any of the nominees will be unavailable for election.

The Board of Directors recommends that shareholders vote "FOR" this proposal.

NOMINEE AND DIRECTOR INFORMATION

Biographies of directors, including business experience for past 5 years:

Name	Biography	Director Since
Gary P. Bennett	Age 66; Consultant. Former Chairman and Chief Executive Officer, Analysis & Technology, until 1999 (interactive multimedia training, information systems, engineering services).	1994
Steven J. Crandall	Age 56; Vice President, Ashaway Line & Twine Manufacturing Co. (manufacturer of sporting goods products and medical threads).	1983
Larry J. Hirsch, Esq.	Age 69; Attorney. Former President, Westerly Jewelry Co., Inc. (retailer) (retired 1999).	1994
Barry G. Hittner, Esq.	Age 61; Attorney. Of Counsel, Cameron & Mittleman, LLP (law firm), 2003 to present. Of Counsel, Edwards & Angell, LLP (law firm), 1999-2003.	2003
Katherine W. Hoxsie, CPA	Age 59; Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc. (automotive dealership).	1991
Mary E. Kennard, Esq.	Age 53; Vice President, General Counsel and Secretary, The American University.	1994
Edward M. Mazze, Ph.D.	Age 67; Dean, College of Business Administration and The Alfred J. Verrecchia-Hasbro Inc. Leadership Chair in Business, University of Rhode Island, 1998-2006. Distinguished University Professor of Business Administration, University of Rhode Island, since 2006.	2000
Kathleen E. McKeough	Age 57; Retired. Former Senior Vice President, Human Resources, GTECH Corporation, 2000 to 2004 (lottery industry and financial transaction processing).	2003
Victor J. Orsinger II, Esq.	Age 61; Attorney. Partner, Orsinger & Nardone, Attorneys at Law.	1983
H. Douglas Randall, III	Age 60; President, HD Randall, Realtors (real estate).	2000
Patrick J. Shanahan, Jr.	Age 63; Retired. Former Chairman and Chief Executive Officer, First Financial Corp. (bank).	2002
James P. Sullivan, CPA	Age 69; Consultant. Former Finance Officer, Roman Catholic Diocese of Providence (retired 2001).	1983
Neil H. Thorp	Age 68; President, Thorp & Trainer, Inc. (insurance agency).	1983
John F. Treanor	Age 60; President and Chief Operating Officer of the Corporation and The Washington Trust Company, since 1999.	2001
John C. Warren	Age 62; Chairman and Chief Executive Officer of the Corporation and The Washington Trust Company, since 1999.	1996

None of the director nominees or incumbents, with the exception of Edward M. Mazze, Ph.D., serves as a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or registered as an investment company under the Investment Company Act of 1940, as amended. Dr. Mazze is a director of Technitrol, Inc., a manufacturer of electrical equipment, and the Barrett Growth Fund.

The following table presents all Washington Trust stock-based holdings, as of February 25, 2008, of the directors and certain executive officers of the Corporation and the Corporation's subsidiary, The Washington Trust Company (the "Bank"). The table also presents the stock-based holdings of David W. Wallace and the Jean and David W. Wallace Foundation, who are believed by the Corporation to be beneficial owners of more than 5% of the Corporation's outstanding Common Stock as of February 14, 2008. The stock ownership information for Mr.

Wallace and the Jean and David W. Wallace Foundation is based on certain filings made under Section 13 of the Exchange Act and other information provided by these parties to the Corporation. All such information was provided by the shareholders listed below.

	Term Expiring In	Common Stock (a)	Exercisable Options (b)	Vested Restricted Stock Units (c)	Total	Percentage Of Class
Nominees and Directors:						
Gary P. Bennett	2011 (d)	7,348	13,376	500	21,224	0.15%
Larry J. Hirsch, Esq.	2011 (d)	11,335	8,688	500	20,523	0.15%
Mary E. Kennard, Esq.	2011 (d)	3,005	6,400	500	9,905	0.07%
H. Douglas Randall, III	2011 (d)	11,819	10,000	500	22,319	0.16%
John F. Treanor	2011 (d)	7,740	79,902	0	87,642	0.63%
Barry G. Hittner, Esq.	2010	4,000	2,000	500	6,500	0.05%
Katherine W. Hoxsie, CPA	2010	133,873	13,376	500	147,749	1.06%
Edward M. Mazze, Ph.D.	2010	1,200	5,500	500	7,200	0.05%
Kathleen E. McKeough	2010	1,020	2,000	500	3,520	0.03%
John C. Warren	2010	52,065	102,644	0	154,709	1.11%
Steven J. Crandall	2009	3,313	11,688	500	15,501	0.11%
Victor J. Orsinger II, Esq.	2009	12,817	8,688	500	22,005	0.16%
Patrick J. Shanahan, Jr.	2009	38,830	6,000	500	45,330	0.32%
James P. Sullivan, CPA	2009 (e)	8,912	11,688	1,000	21,600	0.15%
Neil H. Thorp	2009	37,985	11,688	500	50,173	0.36%
Certain Executive Officers:						
Galan G. Daukas		2,666	32,315	0	34,981	0.25%
David V. Devault		31,403	57,085	0	88,488	0.63%
B. Michael Rauh, Jr.		16,869	32,180	0	49,049	0.35%
All directors and executive officers as a group (25 persons)		419,715	563,553	7,000	990,268	7.09%
Beneficial Owners:						
David W. Wallace (f) 680 Steamboat Road, Greenwich, CT 06830		1,981,787	0	0	1,981,787	14.20%
Jean and David W. Wallace Foundation (g) 680 Steamboat Road, Greenwich, CT 06830		942,787	0	0	942,787	6.75%

(a) Includes 1,337; 610; and 1,666 common stock equivalents held by Messrs. Randall, Treanor and Daukas, respectively, in the Corporation's Nonqualified Deferred Compensation Plan.

(b) Stock options that are or will become exercisable within 60 days of February 25, 2008.

(c) Restricted stock units that are or will become exercisable within 60 days of February 25, 2008.

(d) If elected.

(e) James P. Sullivan will reach the age of 70 prior to the Corporation's Annual Meeting on April 22, 2008. Pursuant to the Corporation's By-Laws, Mr. Sullivan will resign from the Board of Directors effective as of the Annual Meeting.

(f) Based on information set forth in an Amendment No. 9 to a Schedule 13G/A filed with the SEC on February 14, 2008 and other information provided by Mr. Wallace to the Corporation. Includes 134,000 shares owned by Mr. Wallace's spouse and 942,787 shares held by the Jean and David W. Wallace Foundation, of which Mr. Wallace serves as President and Trustee.

(g) Based on information set forth in an Amendment No. 9 to a Schedule 13G/A filed with the SEC on February 14, 2008 and other information provided by the Jean and David W. Wallace Foundation. These shares are also included in the shares owned by David W. Wallace as discussed in more detail in footnote (f) above.

BOARD OF DIRECTORS AND COMMITTEES

The Corporation's Board of Directors (the "Corporation's Board") held 12 meetings in 2007. The Board of Directors of the Bank (the "Bank's Board"), the members of which included all of the Corporation's Board members, held 13 meetings in 2007. During 2007, each member of the Corporation's Board attended at least 75% of the aggregate number of meetings of the Corporation's Board, the Bank's Board and the committees of the Corporation's Board of which such person was a member except for Mary E. Kennard who attended 73% of such meetings. While the Corporation does not have a formal policy related to Board member attendance at Annual Meetings of Shareholders, directors are encouraged to attend each Annual Meeting to the extent reasonably practicable. Each of the directors attended the 2007 Annual Meeting of Shareholders except Barry G. Hittner.

Director Independence

The Corporation's Board has determined that each of Gary P. Bennett, Steven J. Crandall, Larry J. Hirsch, Barry G. Hittner, Katherine W. Hoxsie, Mary E. Kennard, Edward M. Mazze, Kathleen E. McKeough, Victor J. Orsinger II, H. Douglas Randall, III, Patrick J. Shanahan, Jr., James P. Sullivan and Neil H. Thorp is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the Securities and Exchange Commission (the "SEC"). Therefore, a majority of the Corporation's Board is comprised of independent directors. Any interested party who wishes to make their concerns known to the independent directors may avail themselves of the same procedures utilized for shareholder communications with the Corporation's Board, which procedures are described under the heading "Communications With the Board of Directors" on page 32 of this Proxy Statement.

In 2007, the committees of the Corporation's Board consisted of an Executive Committee, a Nominating and Corporate Governance Committee (the "Nominating Committee"), an Audit Committee and a Compensation and Human Resources Committee (the "Compensation Committee").

Executive Committee

Members of the Executive Committee are currently directors Orsinger (Chairperson), Bennett, Hoxsie, Sullivan, Thorp, Treanor and Warren. Each of the non-employee directors on the Executive Committee are considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The Executive Committee met once in 2007, and when the Corporation's Board is not in session, is entitled to exercise all the powers and duties of the Corporation's Board.

Nominating Committee

Members of the Nominating Committee are directors Orsinger (Chairperson), Bennett, Hoxsie, Sullivan and Thorp, each of whom is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The members of the Nominating Committee regularly meet in executive session without the presence of employee directors or management. The Corporation's Board has designated the Chairperson of the Nominating Committee to serve as the "Lead Director" to preside over Board meetings when the Corporation's Board meets in executive session without the presence of employee directors.

The Nominating Committee, which met six times in 2007, is responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Corporation's Board, and recommending that the Corporation's Board select the director nominees recommended by the Nominating Committee for election at each Annual Meeting of Shareholders. The Nominating Committee is also responsible for developing and recommending to the Corporation's Board a set of corporate governance guidelines, recommending any changes to such guidelines, and overseeing the evaluation of the Corporation's Board and management. The Corporation has adopted Corporate Governance Guidelines, which are available on the Corporation's website at www.washtrust.com under Investor Relations – Governance Documents. A copy of the Nominating Committee charter is also available to shareholders on the Corporation's website at www.washtrust.com under Investor Relations – Governance Documents.

At a minimum, each nominee, whether proposed by a shareholder or any other party, must (1) have the highest personal and professional integrity, demonstrate sound judgment and effectively interact with other members of the Corporation's Board to serve the long-term interests of the Corporation and its shareholders; (2) have previous experience on other boards; (3) have experience at a strategic or policy-making level in a business, government, not-for-profit or academic organization of high standing; (4) have a record of distinguished accomplishment in his or her field; (5) be well regarded in the community and have a long-term reputation for the highest ethical and moral standards; (6) have sufficient time and availability to devote to the affairs of the Corporation, particularly in light of the number of boards on which the nominee may serve; and (7) to the extent such nominee serves or has previously served on other boards, have a demonstrated history of actively contributing at board meetings.

The Nominating Committee will evaluate all such proposed nominees in the same manner, without regard to the source of the initial recommendation of such proposed nominee. In seeking candidates to consider for nomination to fill a vacancy on the Corporation's Board, the Nominating Committee may solicit recommendations from a variety of sources, including current directors, the Chief Executive Officer of the Corporation and other executive officers. The Nominating Committee may also engage a search firm to identify or evaluate or assist in identifying or evaluating candidates.

The Nominating Committee will consider nominees recommended by shareholders. Shareholders who wish to submit recommendations for candidates to the Nominating Committee must submit their recommendations in writing to the Secretary of the Corporation at 23 Broad Street, Westerly, RI 02891, who will forward all recommendations to the Nominating Committee. For a shareholder recommendation to be considered by the Nominating Committee at the 2009 Annual Meeting of Shareholders, it must be submitted to the Corporation by November 14, 2008. All shareholder recommendations for nominees must include the following information: (1) the name and address of record of the shareholder; (2) a representation that the shareholder is a record holder of the Corporation's securities, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act; (3) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed nominee; (4) a description of the qualifications and background of the proposed nominee that addresses the minimum qualifications and other criteria for board membership approved by the Corporation's Board; (5) a description of all arrangements or understandings between the shareholder and the proposed nominee; (6) the consent of the proposed nominee to (a) be named in the proxy statement relating to the Corporation's Annual Meeting of Shareholders, and (b) serve as a director if elected at such Annual Meeting; and (7) any other information regarding the proposed nominee that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Shareholder nominations that are not being submitted to the Nominating Committee for consideration, may be made at an Annual Meeting of Shareholders in accordance with the procedures set forth in clause (e) of Article Eighth of the Corporation's Restated Articles of Incorporation, as amended. Specifically, advanced written notice of any nominations must be received by the Secretary not less than 14 days nor more than 60 days prior to any meeting of shareholders called for the election of directors (provided that if fewer than 21 days' notice of the meeting is given to shareholders, notice of the proposed nomination must be received by the Secretary not later than the 10th day following the day on which notice of the meeting was mailed to shareholders).

The Corporation has not paid a fee to any third parties to identify or evaluate Board or committee nominees.

The Nominating Committee recommended that Messrs. Bennett, Hirsch, Randall and Treanor and Ms. Kennard be nominated for election to serve as directors until the 2011 Annual Meeting of Shareholders.

Audit Committee

Members of the Audit Committee are currently directors Hoxsie (Chairperson), Crandall, Hittner, Mazze, Shanahan and Sullivan. No member of the Audit Committee is an employee of the Corporation and each is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A-3(b)(1) under the Exchange Act. The Corporation's Board has determined that directors Hoxsie and Sullivan qualify as "audit committee financial experts" under the Exchange Act. The Audit Committee has a written charter that is available to shareholders on the Corporation's website at www.washtrust.com under Investor Relations – Governance Documents.

The Audit Committee, which met 11 times in 2007, is directly responsible for the appointment, compensation and oversight of the work of the Corporation's independent auditors. The Audit Committee is also responsible for, among other things, reviewing the adequacy of the Corporation's system of internal controls, its audit program, the performance and findings of its internal audit staff and action to be taken by management, reports of the independent auditors, the independence of the independent auditors, the audited financial statements of the Corporation and discussing such results with the Corporation's management, considering the range of audit and non-audit fees and services and the pre-approval thereof, and performing such other oversight functions as the Corporation's Board may request from time to time. While the Audit Committee oversees the Corporation's financial reporting process for the Corporation's Board consistent with the Audit Committee Charter, management has primary responsibility for this process, including the Corporation's system of internal controls, and for the preparation of the Corporation's consolidated financial statements in accordance with U.S. generally accepted accounting principles. In addition, the Corporation's independent auditors, and not the Audit Committee, are responsible for auditing those financial statements. The Audit Committee's report on the Corporation's audited financial statements for the fiscal year ended December 31, 2007 appears elsewhere in this Proxy Statement.

The Audit Committee is also responsible for loan review for the Bank. The loan review process includes oversight of the Bank's procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.

Compensation Committee

Members of the Compensation Committee are currently directors Bennett (Chairperson), Hirsch, Kennard, Mazze, McKeough and Orsinger, each of whom is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The Compensation Committee met eight times in 2007.

The Compensation Committee has a written charter that is available to shareholders on the Corporation's website at www.washtrust.com under Investor Relations – Governance Documents. The Compensation Committee's responsibilities, which are discussed in detail in its charter, include, among other things:

- Establishing and reviewing the Corporation's compensation philosophy and policies.
- Reviewing and analyzing the compensation structure and vehicles provided to all employees. Prior to February 2007, the Compensation Committee would make recommendations on compensation matters concerning senior executives (including the Chief Executive Officer) to the independent directors of the Corporation's Board, who were responsible for non-equity compensation decisions for such employees. Effective February 2007, the Compensation Committee is responsible for all compensation decisions, and reports all actions to the members of the Corporation's Board.
- Establishing, reviewing and analyzing the compensation structure and vehicles provided to the directors.
- Administering the Corporation's equity compensation plans, including the Amended and Restated 1988 Stock Option Plan ("1988 Plan"), the 1997 Equity Incentive Plan, as amended ("1997 Plan"), and the 2003 Stock Incentive Plan, as amended ("2003 Plan").
- Administering the Corporation's retirement and benefit plans, programs, and policies.

A schedule of meetings and preliminary agenda are established each December for the coming fiscal year. The agenda for Compensation Committee meetings is determined by its Chairperson with the assistance of the head of the Corporation's Human Resources department. Compensation Committee meetings are regularly attended by the Chief Executive Officer and other members of the senior management team. As appropriate, the Compensation Committee may meet in executive session without the presence of employee directors and management. The Committee met in executive session four times during 2007.

The Compensation Committee has authority under its charter to select, retain, terminate, and approve the fees of advisors, counsel or other experts or consultants, as it deems appropriate. The Compensation Committee has engaged Pearl Meyer & Partners, an independent compensation consulting firm, to assist in fulfillment of its duties. The compensation consultant advises the Compensation Committee with respect to compensation and benefit trends, best practices, market analysis, plan design, and establishing targets for individual compensation awards. The use of an independent compensation consultant provides additional assurance that our executive compensation programs are reasonable and consistent with our philosophy and objectives. The compensation consultant reports directly to the Compensation Committee. The Compensation Committee meets with the compensation consultant from time to time in executive session without the presence of employee directors and management.

During 2007, Pearl Meyer & Partners received total remuneration of $50,600 for consulting services related to compensation analysis and planning. The Corporation did not engage Pearl Meyer & Partners for any services other than those related to executive and director compensation consulting.

The Compensation Committee may delegate authority to fulfill certain administrative duties regarding the compensation and benefit programs to the senior management team. Although members of management generally attend Compensation Committee meetings, employees are not present during executive session deliberations regarding their own compensation. The Compensation Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other officers. Such awards are further discussed in executive session, with decisions made by the Compensation Committee without the Chief Executive Officer's involvement.

The Compensation Committee's report on executive compensation appears elsewhere in this Proxy Statement.

Please note, the information contained on our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Human Resources Committee (for purposes of this analysis, the "Committee") has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee, among other things, ensures that the total compensation paid to senior executives is fair, reasonable and competitive.

Compensation Philosophy and Objectives

Our success is highly dependent on hiring, developing and retaining qualified people who are motivated to perform for the benefit of the shareholders, the community, and customers. The Committee believes that an effective executive compensation program must be designed to reward the achievement of specific annual, long-term and strategic goals, and align executive interests with shareholders, with the ultimate objective of enhancing shareholder value. The goal of our compensation program is to compensate senior leadership in a manner that elicits superior corporate performance, defined as at or above the top third of the Corporation's peer group.

Our compensation plan places emphasis on (1) attracting and retaining the best talent in the financial services industry; (2) providing overall compensation for key executives that is competitive with similarly-sized financial institutions; (3) motivating executives to achieve the goals set in our strategic plan; and (4) returning a fair value to shareholders. To that end, the Committee believes that compensation packages provided to executives, including the named executive officers listed in this Proxy Statement, should include both cash and stock-based compensation that reward performance as measured against established goals.

Compensation Process

Prior to the beginning of the fiscal year, the Committee consulted with Pearl Meyer & Partners, an independent compensation consulting firm, to assess the competitiveness and effectiveness of our executive compensation program. The compensation consultant provided an analysis of base salary, short-term incentive, long-term incentive and benefit practices of comparable companies in the banking industry. For 2007, the analysis was based on a peer group of banking institutions of generally similar asset size and regional location, selected in consultation with the Committee. For 2007, the compensation peer group was comprised of the following financial institutions:

Arrow Financial Corporation	Independent Bank Corp.	Sterling Financial Corporation
Bancorp Rhode Island, Inc.	Lakeland Bancorp, Inc.	Tompkins Financial Corporation
Berkshire Hills Bancorp, Inc.	Omega Financial Corporation	TrustCo Bank Corp NY
Boston Private Financial Holdings, Inc.	Partners Trust Financial Group, Inc.	Univest Corporation of Pennsylvania
Brookline Bancorp, Inc.	Peapack-Gladstone Financial Corporation	U.S.B. Holding Company, Inc.
Century Bancorp, Inc.	Provident New York Bancorp	W.S.F.S. Financial Corporation
Flushing Financial Corporation	S & T Bancorp, Inc.	Yardville National Bancorp
Harleysville National Corporation	Sandy Spring Bancorp, Inc.	

Because a peer group analysis is limited to those positions for which compensation information is disclosed publicly, these studies typically include only the five most highly compensated officers at each company. Therefore, the compensation consultant also relied upon published compensation surveys to supplement information on these positions, as well as to provide the basis for analysis for other company executives. Total compensation is generally targeted at the 50th percentile or above for each position. As would be expected, specific pay positioning varies by executive. Differences may reflect individual roles, corporate and individual performance, experience and leadership ability.

In determining compensation for the Chief Executive Officer and the Chief Operating Officer, the Committee considers the compensation consultant's analysis, compensation survey data and the assessment of the executive's performance by the independent directors of the Corporation's Board. For all other senior executives, the Committee considers the compensation consultant's analysis, compensation survey data, and the Chief Executive Officer's assessment of the executive's performance. The Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other officers. Prior to February 2007, the Committee would make recommendations on compensation matters to the independent directors of the Corporation's Board, who were responsible for non-equity compensation decisions. Effective February 2007, the Committee is responsible for all compensation decisions, and reports all actions to the Corporation's Board.

Setting Executive Compensation

After the Committee has established targeted overall compensation for each executive, compensation is allocated among base salary, performance-based cash incentive, and equity compensation. Generally, our compensation package consists of approximately 50% to 70% base salary, 20% to 30% cash incentive, and 10% to 20% equity compensation. As a result, 30% to 50% of compensation is provided through at risk forms of compensation. We believe that this mix will drive individual performance, short-term profitability and long-term stock performance. Additionally, we provide retirement and other benefits to attract and retain our employees.

The Committee also considers the expected tenure of the executive in determining the mix of cash and equity compensation, as well as the form of equity. Because of the relative stability of our stock price, equity in the form of stock options may be a better motivator for executives who are expected to have a longer tenure. For those executives who are closer to retirement, stock grants or cash incentives may be a more effective motivator of corporate performance.

Base Salary

In reviewing the Chief Executive Officer's and Chief Operating Officer's base salaries and the base salary recommendations made by the Chief Executive Officer for other executives, the Committee primarily considers:

- the compensation consultant's analysis and compensation survey data;
- the executive's compensation relative to other officers;
- recent and expected performance of the executive;
- our recent and expected overall performance; and
- our overall budget for base salary increases.

For 2007, base salaries for all executive officers were determined by the independent directors of the Corporation's Board, based upon the recommendation of the Committee. The 2007 base salary for Mr. Warren, Chairman and Chief Executive Officer, was $465,000, which positioned Mr. Warren's salary in a manner consistent with the general guidelines outlined earlier. For 2007, base salary was $350,000 for Mr. Treanor; $200,000 for Mr. Devault; $300,000 for Mr. Daukas; and $156,000 for Mr. Rauh.

Equity Compensation

The granting of stock-based incentives is viewed as a desirable long-term incentive compensation strategy because it closely links the interest of management with shareholder value, aids in employee retention, and motivates executives to improve the long-term stock market performance of our Common Stock. Equity grants also provide an opportunity for increased equity ownership.

When granting stock-based incentives to senior executives, the Committee considers the compensation consultant's analysis, as described earlier. The Committee also considers the Chief Executive Officer's recommendations for other executives, which are based on each officer's level of responsibility and contribution towards achievement of our business plan and objectives.

Historically, the primary form of equity compensation has been non-qualified stock options because of favorable accounting and tax treatment. However, beginning in 2006, the accounting treatment for stock options changed as a result of SFAS No. 123R "Share Based Payment", making stock options less attractive. As a result, the Committee assessed the desirability of granting shares of restricted stock or restricted stock units to employees, particularly members of senior management, and concluded that restricted stock or restricted stock units would provide an equally motivating form of incentive compensation while permitting us to issue fewer shares, thereby reducing potential dilution.

Generally, stock-based incentives have been granted on an annual basis. Employee grants, including grants to newly hired employees, have historically been made at a regularly-scheduled Committee meeting. All stock option awards are made at the closing price for our Common Stock on the grant date. All grants are effective either on the date of the Committee meeting or at a specific future date coinciding with a triggering event such as the employee's date of hire. Director equity grants occur annually on the date of the Annual Meeting of Shareholders. Grants of restricted stock and restricted stock units include dividend equivalent rights, payable at the same rate and on the same date as dividends paid to our shareholders.

Equity grants typically become vested after three to five years of service. Unvested equity grants are typically forfeited upon separation from employment. However, in the case of retirement, employees are vested in a pro-rata share of restricted stock units and directors are fully vested in all equity grants. In addition, employees and directors become fully vested in restricted stock unit grants upon death. All equity grants become fully vested in a change in control of the Corporation.

Although the Committee strongly believes that equity compensation is an important component of total compensation, no grants were awarded to executive officers or directors during 2007. There were a number of economic factors that made 2007 very challenging for the financial services industry. Both the executive officers and the directors agreed to forego their 2007 equity compensation in order to avoid the expense associated with such grant and improve the Corporation's financial performance during 2007. This resulted in a reduction in total compensation of approximately 10% to 20% for executives and 15% to 30% for directors. The Committee expects to make equity grants to both executives and directors in 2008 and beyond.

Cash Incentive

The Committee believes that cash incentives are instrumental in motivating and rewarding executives for achievement of corporate and division goals. All of our named executive officers participate in the Annual Performance Plan. In addition, Mr. Daukas participates in the Wealth Management Business Building Incentive Plan, which rewards achievement of growth targets for the wealth management product line.

Annual Performance Plan

The Annual Performance Plan provides for the payment of additional cash compensation based on corporate performance and the achievement of individual objectives by each participant in order to provide a link between performance and compensation. The percentages allocated to the corporate performance component and the individual performance component are 70% and 30% respectively, for the Chief Executive Officer and the Chief Operating Officer, and 60% and 40%, respectively, for all other executive officers.

In determining corporate performance, the Annual Performance Plan focuses primarily on three financial metrics - net income, fully diluted earnings per share, and return on equity, with each metric receiving equal weighting. At the beginning of each year, the Corporation's Board establishes performance targets based upon our strategic objectives. At the end of each year, the actual performance for each of the financial metrics is measured separately against its target. Performance exceeding a threshold of 80% of the performance target will result in progressively higher payment levels, ranging from 50% to 150% of the target payment for the corporate performance component.

The individual performance component for the Chief Executive Officer and the Chief Operating Officer is determined with consideration of matters such as leadership of the senior management team, strategic planning and implementation, corporate governance, and ability to focus the Corporation on the long-term interests of the shareholders. For the other named executive officers, individual performance is determined with consideration of matters such as leadership, strategic planning, and achievement of business unit operational and/or production goals. In order to qualify for an individual performance component award, the weighted average of the financial metrics must be at least 80%. Once that threshold level is achieved, actual payments will be based on an assessment of employee performance against expectations established at the beginning of each year. The Committee relies upon the assessment of the performance of the Chief Executive Officer and the Chief Operating Officer by the independent directors of Corporation's Board, and considers the Chief Executive Officer's assessment of the performance of all other senior executives. Amounts not paid as a result of an employee not fully meeting individual performance expectations may be reallocated to any other employee who demonstrated extraordinary performance.

The target bonus opportunity is determined as a percentage of regular base salary earnings, and varies by level of responsibility. The target bonus percentage is 45% for Mr. Warren; 40% for Mr. Treanor; and 30% for Messrs. Devault, Daukas, and Rauh.

The terms of the Annual Performance Plan, including the target bonus levels and relationship of payouts to achievement of profitability measures, were established by the Committee in consultation with the compensation consultant, and approved by the Corporation's Board. Annually, the Committee reviews the plan to ensure that it is designed in a manner that continues to motivate employees to achieve our profitability goals. Regardless of the actual award determined by the plan parameters, the Committee has the authority to modify any award.

In 2007, the target ranges for the financial metrics related to a full payout under the corporate performance component of the Annual Performance Plan were: (i) net income: $25,281,000 to $26,577,000; (ii) fully diluted earnings per share: $1.85 to $1.94; and (iii) return on equity: 14.04% to 14.75%. Our actual profitability results entitled the executive officers to a payout of 79.2% for the corporate performance component. In recognition of the Corporation's strong performance as compared to its peer group and consideration of the decrease in total compensation resulting from the lack of a 2007 equity grant, the Committee modified this payout to 83.3%. Annual Performance Plan awards for the named executive officers are outlined below:

- Mr. Warren fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Warren received a bonus payment of $185,000, which is 88.4% of his target bonus of $209,250. This includes a discretionary adjustment of $6,217 primarily related to the adjustment of the corporate performance component to an 83.3% payout as described above.
- Mr. Treanor fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Treanor received a bonus payment of $125,000, which is 89.3% of his target bonus of $140,000. This includes a discretionary adjustment of $5,384 primarily related to the adjustment of the corporate performance component to an 83.3% payout as described above.
- Mr. Devault fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Devault received a bonus payment of $56,000, which is 93.3% of his target bonus of $60,000. This includes a discretionary adjustment of $3,488 primarily related to the adjustment of the corporate performance component to an 83.3% payout as described above.
- Mr. Daukas fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Daukas received a bonus payment of $81,000, which is 90.0% of his target bonus of $90,000. This includes a discretionary adjustment of $2,232 primarily related to the adjustment of the corporate performance component to an 83.3% payout as described above. He also received a payment under the Wealth Management Business Building Incentive Plan, which is discussed below.
- Mr. Rauh met his individual performance expectations. In consideration of both corporate and individual performance, Mr. Rauh received a bonus payment of $41,000, which is 87.6% of his target bonus of $46,800. This includes a discretionary adjustment of $1,152 primarily related to the adjustment of the corporate performance component to an 83.3% payout as described above.

Wealth Management Business Building Incentive Plan
Mr. Daukas is eligible for an additional bonus payment based upon the performance of the wealth management division. This incentive is intended to drive growth in the wealth management product line, which is an important contributor to our net income. The target payment is $200,000, with a range of 0% to 150% based upon actual performance. Plan performance is measured in terms of division pre-tax earnings, revenues, and net new assets under management, with each metric having equal weighting. In 2007, the Committee refined the definition of net new assets under management to be inclusive of all cash flows excluding investment income. Goal achievement for the three metrics first must average at least 80% in order to qualify for a plan payment. Once this threshold is met, plan payment is determined by assessing achievement of each metric individually against its target. Performance exceeding a threshold of 80% of the performance target will result in progressively higher payment levels, ranging from 50% to 150% of the target payment.

In 2007, plan targets were: (i) pre-tax earnings of $14,163,581; (ii) revenues of $29,017,618; and (iii) net new assets under management of $157,000,000. During 2007, the wealth management division met 104.5% of the pre-tax earnings goal, 100.5% of the revenue goal, and 75.4% of the net new assets under management goal. This performance resulted in a total bonus payment of $141,600 to Mr. Daukas under this plan, which was 70.8% of the target.

Retirement and Other Benefits

Pension Plan
The Bank offers a tax-qualified defined benefit Pension Plan for the benefit of most employees. During 2007, the Committee reviewed the Bank's retirement program, benefit trends, and best practices, and made a strategic decision to shift retirement benefits from the Pension Plan to the 401(k) Plan. Effective October 1, 2007, the Pension Plan was amended to freeze plan entry to new hires and rehires. Existing employees hired prior to October 1, 2007, including all named executive officers, continue to accrue benefits under the Pension Plan.

The annual pension benefit for an employee retiring at normal retirement age is the sum of (1) 1.2% of average annual pension compensation plus (2) 0.65% of average annual pension compensation in excess of the Social Security covered compensation level, multiplied by the number of years of service limited to 35 years. Pension compensation consists of base salary plus payments pursuant to the Annual Performance Plan, Wealth Management Business Building Incentive Plan, and other cash-based payments. In 2007, the Social Security covered compensation level was $53,820 for a participant retiring at age 65. .

Pension benefits are available at normal retirement age, typically age 65. Participants may commence reduced benefits as early as age 55 with ten years of service. Mr. Warren is the only named executive officer who currently meets the age and service requirements to commence pension benefits.

The Pension Plan was amended in 2005 to eliminate a special early retirement benefit available to participants who had combined age and years of benefit service of 85 or more (the "Magic 85 Provision"). The plan amendment provided that the Magic 85 Provision would still be available to qualifying grandfathered employees retiring from active service on or after age 60. Under the Magic 85 Provision, the pension benefit of qualifying participants is not subject to reduction for early benefit commencement. Additionally, qualifying participants are eligible for a temporary payment through age 62, which is equal to the participant's estimated Social Security benefit at age 62. Mr. Devault is the only named executive officer who is expected to qualify for the Magic 85 Provision.

Supplemental Pension Plan
The Bank also offers a Supplemental Pension Plan, which provides for payments of certain amounts that would have been received under the Pension Plan in the absence of IRS limits. We believe this Supplemental Pension Plan helps to retain and attract executives whose benefits under the Pension Plan are otherwise limited by the IRS. Benefits payable under the Supplemental Pension Plan are an unfunded obligation of the Bank.

In 2007, the Supplemental Pension Plan was restated to comply with Section 409A of the Internal Revenue Code. Among other things, this restatement defined the benefit commencement date as separation from service after age 65 or after age 55 with at least ten years of service. In addition, the plan was amended to impose a six-month delay of payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. Interest on these delayed payments will be credited based on the Actuarial Equivalent interest rate.

This plan covers substantially all employees who are impacted by IRS limits under the Pension Plan. Messrs. Warren and Treanor are no longer eligible to participate in this plan as further explained under "Executive Pension Plan".

Executive Pension Plan

We also maintain an Executive Pension Plan for the benefit of Messrs. Warren and Treanor. Benefits provided under the Executive Pension Plan are deemed necessary to attract and retain our top executives who were hired later in their career. Our compensation consultant considers the benefits provided under the Executive Pension Plan in its compensation analysis, and has determined that the benefits are in line with market practice.

The Executive Pension Plan provides a benefit of 30% of average annual pension compensation plus 2% for each year of service up to a maximum of 55%. Benefits are offset by benefits provided by the Pension Plan, Social Security, and any defined benefit pension plan of a prior employer. A participant must have at least five years of service to earn a benefit under the Executive Pension Plan. There is a minimum benefit of $1,000 for each year of plan participation, up to a maximum of $10,000.

In 2007, the Executive Pension Plan was restated to comply with Section 409A of the Internal Revenue Code. Among other things, this restatement defined the benefit commencement date as separation from service after age 65 or after age 55 with at least ten years of service. In addition, the plan was amended to impose a six-month delay of payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. Interest on these delayed payments will be credited based on the Actuarial Equivalent interest rate.

Further, the Supplemental Pension Plan and Executive Pension Plan must be treated as one plan for purposes of Section 409A of the Internal Revenue Code. Instead of amending the plans to act in tandem, the Committee decided to exclude Messrs. Warren and Treanor from participation in the Supplemental Pension Plan. All supplemental retirement benefits for Messrs. Warren and Treanor are now provided through the Executive Pension Plan. This did not result in a substantive increase or decrease in the aggregate amounts of plan benefits or expense.

Mr. Warren is the only participant who currently meets the age and service requirements to commence benefits. Benefits payable under the Executive Pension Plan are an unfunded obligation of the Bank.

401(k) Plan

The Bank maintains a 401(k) Plan that covers substantially all employees. The 401(k) Plan is an essential part of the retirement package needed to attract and retain employees in the banking industry. The 401(k) Plan provides for deferral of up to the lesser of 25% of plan compensation or the annual dollar limit prescribed by the Internal Revenue Code. During 2007, the Bank matched 50% of each participant's first 2% of voluntary salary deferrals and 100% of each participant's next 2% of salary deferrals up to a maximum match of 3%.

Effective January 1, 2008, the 401(k) Plan was amended to promote shared responsibility for retirement through personal savings, as well as to serve as the primary retirement plan for employees who were hired or rehired after September 30, 2007. Plan provisions now include automatic enrollment at 3% of plan compensation, and annual automatic increase by 1% to a maximum of 6%. The matching formula was revised to provide 100% of each participant's first 1% of voluntary salary deferrals and 50% of each participant's next 4% of salary deferrals up to a maximum match of 3%. Additionally, certain eligible employees who are hired or rehired after September 30, 2007, and, therefore, are excluded from participation in the Pension Plan, are eligible for a non-elective employer contribution of 4% of plan compensation. No named executive officers are eligible for the non-elective contribution. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions. All named executive officers are fully vested in employer contributions.

Nonqualified Deferred Compensation Plan

We provide a Nonqualified Deferred Compensation Plan that permits key employees, including the named executive officers, to defer salary and bonus with the opportunity for supplemental retirement and tax benefits. Directors are also eligible to participate by the deferral of retainer and meeting fees.

The Nonqualified Deferred Compensation Plan also provides for credits of certain amounts that would have been matched by the Bank under the 401(k) Plan, but for the deferral under the Nonqualified Deferred Compensation Plan and IRS limitations on annual compensation under qualified plans. Directors are not eligible for employer contributions. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions. All named executive officers are fully vested in employer contributions.

Deferrals are credited with earnings/losses based upon the participant's selection of investment measurement options. The investment measurements include publicly-traded mutual funds and our Common Stock. Because these investment measurements are publicly traded securities, we do not consider any of the earnings credited under the Nonqualified Deferred Compensation Plan to be "above market". The investment measurements are described further under the heading "Nonqualified Deferred Compensation" beginning on page 21 of this Proxy Statement.

The Nonqualified Deferred Compensation Plan was restated during 2007 to comply with Section 409A of the Internal Revenue Code. Benefits payable under this plan are an unfunded obligation of the Bank.

Welfare Benefits

In order to attract and retain employees, we provide certain welfare benefit plans to our employees, which include medical and dental insurance benefits. The named executive officers participate in the medical and dental insurance plans under the same terms as our other full-time employees. Cash-in-lieu of benefit coverage is offered to all full-time employees, including the named executive officers. During 2007, Mr. Rauh elected to receive $1,700 in lieu of medical and dental coverage that would otherwise have been provided.

We provide two times base salary in life and accidental death and dismemberment insurance for our full-time employees, including the named executive officers. This is provided through a combination of group life insurance contracts and split dollar arrangements under Bank-owned life insurance policies. The life insurance benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

We also provide disability insurance to our full-time employees including the named executive officers, which provides up to 60% of base salary income replacement after six months of qualified disability. In order to obtain a competitive group rate, the group disability policy limits covered base salary to $250,000. This group plan limit does not fully cover Messrs. Warren, Treanor and Daukas' base salaries. In order to provide a benefit that is commensurate with the benefits provided to other full-time employees, we have purchased a supplemental disability insurance policy for Messrs. Warren and Treanor, and we reimburse Mr. Daukas for a pro-rata share of his personal disability insurance policy.

Perquisites and Other Personal Benefits

We provide named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with the overall compensation program. Perquisites include transportation benefits, country club memberships, and relocation benefits (as applicable). Annually, the Committee reviews the levels of perquisites and other personal benefits provided to named executive officers. In addition, on an annual basis the Chairperson of the Compensation Committee reviews the expense reports of the named executive officers to ensure that all reimbursements are reasonable and appropriate. In February 2008, this review was completed with respect to 2007 expense reimbursements, and no exceptions were noted.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. This applies to base salary, all cash incentive plans and equity grants other than stock options. During 2007, no employee received taxable compensation in excess of $1,000,000, and therefore, all such compensation was fully deductible for federal income tax purposes.

Stock Ownership Requirements

We have adopted Corporate Governance Guidelines that call for each director to maintain a minimum ownership in our Common Stock of 1,000 shares. This requirement is expected to be met within three years of joining the Corporation's Board. All directors have met this requirement.

Change in Control Agreements

We have entered into Change in Control Agreements (collectively, the "Agreements") with certain key employees, including the named executive officers. The Agreements are designed to promote stability and continuity of senior management. The Committee believes that the interests of shareholders will be best served if the interests of senior management are aligned with them. The Committee further believes that providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of shareholders.

In the event of a change in control, the named executive officers would be eligible for (a) a severance payment equal to a multiple of the sum of base salary in effect at the time of termination plus the highest bonus paid in the 2-year period prior to the change in control; (b) benefit continuation for a period of additional months of medical, dental and life insurance coverage, as well as additional months of benefit accrual under the Corporation's or Bank's supplemental retirement plans; and (c) payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code in the event the named executive officer becomes subject to such excise tax. The terms vary for each executive, as set forth in the following table.

	Multiple of Base and Bonus	Length of Benefit Continuation
Messrs. Warren and Treanor	3	36 months
Messrs. Devault, Daukas, and Rauh	2	24 months

Payments under the Agreements would be triggered if:

- in the event of a change in control (as defined in the Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Agreements) or death or disability of the executive within 13 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a reduction in the executive's salary and benefits, relocation, a failure of the Corporation or Bank to pay deferred compensation when due, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Agreements; or
- the executive resigns for any reason during the 13th month after the change in control; or
- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

During 2007, the Agreements were amended to comply with Section 409A of the Internal Revenue Code. The amendment imposed a six month delay in payments to a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. If a six-month delay is required, the Corporation has agreed, upon the executive's termination of employment, to make an irrevocable contribution to a grantor trust on behalf of the executive in the amount of the severance, plus interest at the short-term applicable federal rate.

Further analysis of payments triggered by a change in control is provided under the heading "Potential Post-Employment Payments" on page 23 of this Proxy Statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 8 of this Proxy Statement with management. Based on that review and discussion, the Compensation Committee recommended to the Corporation's Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Gary P. Bennett (Chairperson)
Larry J. Hirsch, Esq.
Mary E. Kennard, Esq.

Edward M. Mazze, Ph.D.
Kathleen E. McKeough
Victor J. Orsinger II, Esq.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2007 and December 31, 2006, the compensation of the person who served as Chief Executive Officer of the Corporation, Chief Financial Officer of the Corporation, and each of the three most highly compensated executive officers of the Corporation and/or the Bank, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 in each year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compen-sation ($) (d)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (e)	Total ($)
John C. Warren Chairman and Chief Executive Officer	2007	$465,000	$6,217	$134,695	$0	$178,783	$547,420 (f)	$43,103	$1,375,218
	2006	$439,173 (g)	$36,719	$133,526	$7,310	$163,281	$402,807 (h)	$40,899	$1,223,715
John F. Treanor President and Chief Operating Officer	2007	$350,000	$5,384	$79,643	$0	$119,616	$244,959 (f)	$33,244	$832,846
	2006	$320,000	$32,000	$78,614	$4,310	$128,000	$105,587 (h)	$31,764	$700,275
David V. Devault Executive Vice President, Secretary, Treasurer and Chief Financial Officer	2007	$200,000	$3,488	$6,886	$0	$52,512	$61,733 (f)	$6,192	$330,811
	2006	$193,000	$2,100	$11,805	$2,262	$57,900	$58,438 (h)	$5,978	$331,483
Galan G. Daukas Executive Vice President, Wealth Management	2007	$300,000	$2,232	$27,620	$0	$220,368	$27,041 (f)	$26,100	$603,361
	2006	$285,000	$0	$27,620	$0	$360,500 (i)	$30,759 (h)	$216,461	$920,340
B. Michael Rauh, Jr. Executive Vice President, Sales, Service & Delivery	2007	$156,000	$1,152	$4,132	$0	$39,848	$14,090 (f)	$6,546	$221,768
	2006	$151,000	$0	$7,083	$1,270	$45,000	$0 (h)	$6,393	$210,746

(a) Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2007 bonus was paid in fiscal 2008 and the 2006 bonus was paid in fiscal 2007. Bonus payments in 2007 include discretionary awards to Messrs. Warren, Treanor, Devault, Daukas, and Rauh discussed in the Compensation Discussion and Analysis earlier in this Proxy Statement. Bonus payments in 2006 include discretionary awards to Messrs. Warren, Treanor, and Devault discussed in the Corporation's Proxy Statement dated March 15, 2007 for the 2007 Annual Meeting of Shareholders (the "2007 Proxy Statement").

(b) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in 2007 and 2006, as applicable, in accordance with SFAS No. 123R of restricted stock and restricted stock unit awards, and thus includes amounts from awards granted in and prior to the year indicated. For 2007, assumptions related to the financial reporting of restricted stock and restricted stock units are presented in Footnote 17 to the Consolidated Financial Statements presented in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K"). For 2006, assumptions related to the financial reporting of restricted stock and restricted stock units are presented in Footnote 17 to the Consolidated Financial Statements presented in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Form 10-K").

(c) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in the year indicated, as applicable, in accordance with SFAS No. 123R on unexercisable stock option awards, and thus includes amounts from awards granted in and prior to the year indicated. All outstanding options were fully vested before 2007. Assumptions related to the financial reporting of stock options are presented in Footnote 17 to the Consolidated Financial Statements presented in the 2007 Form 10-K.

(d) Amount listed reflects payments under the Annual Performance Plan and Wealth Management Business Building Incentive Plan as outlined earlier in this Proxy Statement for 2007 and in the 2007 Proxy Statement for 2006. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2007 bonus was paid in fiscal 2008 and the 2006 bonus was paid in fiscal 2007.

(e) The following table shows the components of this column for 2007:

Named Executive Officer	Life Insurance Premiums	Disability Insurance Premiums	Employer Match Under the 401(k) Plan	Employer Credits Under Nonqualified Deferred Compensation Plan	Country Club Membership	Company Provided Vehicle or Auto Allowance	Non-cash Items and Related Tax Gross-up Payment (1)	Cash In Lieu of Medical and Dental Coverage	Total
Warren	$228	$4,008	$6,750	$7,200	$7,434	$17,483	$0	$0	$43,103
Treanor	$228	$3,016	$6,750	$3,750	$11,100	$8,400	$0	$0	$33,244
Devault	$192	$0	$6,000	$0	$0	$0	$0	$0	$6,192
Daukas	$228	$577	$6,750	$2,250	$9,000	$7,200	$95	$0	$26,100
Rauh	$166	$0	$4,680	$0	$0	$0	$0	$1,700	$6,546

(1) Non-cash items reflect the cash value of promotional merchandise received during the year.

(f) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan between September 30, 2006 and September 30, 2007. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; the increase or decrease due to changes in assumptions; and the transfer of liability from the Supplemental Pension Plan to the Executive Pension Plan for Messrs. Warren and Treanor as described in the Compensation Discussion and Analysis earlier in this Proxy Statement. Assumptions are described in footnotes to the Pension Benefits Table included later in this Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan.

(g) Mr. Warren was on a medical leave of absence during 2006, and did not earn his full base salary of $445,000. Amount listed reflects $362,846 in salary earnings and $76,327 in salary continuation benefits. Salary continuation benefits are available to all full-time employees and provide up to 26 weeks of salary continuation for qualifying medical absence. Salary continuation benefits, including the benefits payable to Mr. Warren, are offset by any amounts received through other disability programs including the Rhode Island Temporary Disability Insurance Program. The amount listed is net of such offsets.

(h) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan between September 30, 2005 and September 30, 2006. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; and the increase or decrease due to changes in assumptions. Assumptions are described in footnotes to the Pension Benefits Table included in the 2007 Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan. Mr. Rauh experienced a decrease of $353 in the value of his accumulated benefits, primarily as a result of the change in the discount rate used to value his accumulated benefits.

(i) Includes $36,050 deferred under the Nonqualified Deferred Compensation Plan during 2007.

Grants of Plan-Based Awards

The following table contains information concerning grants of plan based awards under the Corporation's cash and equity incentive plans to the named executive officers during the year ended December 31, 2007. No equity incentive plan awards were made to the named executive officers during 2007.

GRANTS OF PLAN-BASED AWARDS (a)

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value Of Stock And Option Awards
		Threshold ($)	Target ($)	Maximum ($)				
John C. Warren	12/21/2006	$136,013	$209,250	$282,488 (b)	0	0	-	-
John F. Treanor	12/21/2006	$91,000	$140,000	$189,000 (b)	0	0	-	-
David V. Devault	12/21/2006	$42,000	$60,000	$78,000 (b)	0	0	-	-
Galan G. Daukas	12/21/2006	$63,000	$90,000	$117,000 (b)	0	0	-	-
	12/21/2006	$100,000	$200,000	$300,000 (c)				
B. Michael Rauh, Jr.	12/21/2006	$32,760	$46,800	$60,840 (b)	0	0	-	-

(a) There are no estimated future payouts under equity incentive plan awards required to be reported in this table, and therefore, applicable columns have been omitted.

(b) Reflects the 2007 threshold, target and maximum award available under the Annual Performance Plan. The Annual Performance Plan is based upon achievement of both corporate and individual goals. Threshold awards assume corporate performance at 80% of plan (resulting in a 50% payout on the corporate performance component) and individual performance at 100%. This plan is described in detail earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms of the awards for 2007 under this plan were approved by the Corporation's Board.

(c) Reflects the 2007 threshold, target and maximum available under the Wealth Management Business Building Incentive Plan. This plan is described in detail earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms of the award for 2007 under this plan were approved by the Corporation's Board.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John C. Warren	6,856	-	-	$17.50	5/17/2009				
	22,953	-	-	$15.25	5/15/2010				
	28,000	-	-	$17.80	4/23/2011				
	26,960	-	-	$20.03	4/22/2012				
	28,125	-	-	$20.00	5/12/2013				
						5,800 (b)	$146,334	-	-
						6,500 (c)	$163,995	-	-
John F. Treanor	12,122	-	-	$16.38	4/1/2009				
	9,642	-	-	$17.50	5/17/2009				
	13,968	-	-	$15.25	5/15/2010				
	16,000	-	-	$17.80	4/23/2011				
	11,605	-	-	$20.03	4/22/2012				
	16,565	-	-	$20.00	5/12/2013				
						3,400 (b)	$85,782	-	-
						3,900 (c)	$98,397	-	-
David V. Devault	8,400	-	-	$17.50	5/17/2009				
	10,100	-	-	$15.25	5/15/2010				
	9,045	-	-	$17.80	4/23/2011				
	8,440	-	-	$20.03	4/22/2012				
	8,700	-	-	$20.00	5/12/2013				
	6,200	-	-	$26.81	6/13/2015				
	6,200	-	-	$28.16	12/12/2015				
Galan G. Daukas	20,000	-	-	$27.62	8/30/2015				
	12,315	-	-	$28.16	12/12/2015				
						5,000 (d)	$126,150	-	-
B. Michael Rauh, Jr.	4,415	-	-	$17.50	5/17/2009				
	5,510	-	-	$15.25	5/15/2010				
	5,060	-	-	$17.80	4/23/2011				
	4,720	-	-	$20.03	4/22/2012				
	4,875	-	-	$20.00	5/12/2013				
	3,800	-	-	$26.81	6/13/2015				
	3,800	-	-	$28.16	12/12/2015				

(a) Based upon 12/31/2007 fair market value of $25.23.

(b) Grant vests on 6/13/2008.

(c) Grant vests on 4/25/2009.

(d) Grant vests on 8/30/2010.

Option Exercises and Stock Vested

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and stock awards that vested during the year ended December 31, 2007.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John C. Warren	13,272 (a)	$137,365	5,500 (b)	$152,625
John F. Treanor	8,000	$58,681	3,200 (b)	$88,800
David V. Devault	13,138 (a)	$179,924	1,500 (b)	$41,625
Galan G. Daukas	0	$0	0	$0
B. Michael Rauh, Jr.	9,101 (a)	$120,701	900 (b)	$24,975

(a) Amounts shown represent the number of options exercised. Taking into consideration shares exchanged for option exercise price and tax withholding, Mr. Warren, Mr. Devault, and Mr. Rauh acquired net amounts of 2,832; 4,548; and 3,041 shares, respectively.

(b) Amounts shown represent the number of stock units vested during the year. Taking into consideration shares withheld for payment of applicable taxes, Mr. Warren, Mr. Treanor, Mr. Devault, and Mr. Rauh acquired net amounts of 3,661; 2,130; 999; and 599 shares, respectively.

Pension Benefits

The following table sets forth information with respect to the pension benefits of the named executive officers under the Pension Plan, Supplemental Pension Plan and Executive Pension Plan. Information about these plans can be found under the heading "Compensation Discussion and Analysis - Retirement and Other Benefits" earlier in this Proxy Statement.

PENSION BENEFITS

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (a)	Payments During Last Fiscal Year ($)
John C. Warren	Pension Plan	11.7	$355,522	-
	Executive Pension Plan (b)	11.7	$2,050,136	-
John F. Treanor	Pension Plan	8.5	$226,263	-
	Executive Pension Plan (c)	8.5	$474,076	-
David V. Devault	Pension Plan (d)	20.9	$502,609	-
	Supplemental Pension Plan	20.9	$165,741	-
Galan G. Daukas	Pension Plan	2.1	$20,487	-
	Supplemental Pension Plan	2.1	$37,313	-
B. Michael Rauh, Jr.	Pension Plan	16.3	$157,963	-
	Supplemental Pension Plan	16.3	$0	-

(a) Present value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan as of September 30, 2007, determined using mortality assumptions based on the 1994 Group Annuity Reserve tables with no mortality assumption prior to benefit commencement and other assumptions consistent with those presented in Footnote 16 to the Consolidated Financial Statements presented in the 2007 Form 10-K, except that retirement age is based upon the earliest retirement age at which the named executive officer can receive unreduced benefits. For Mr. Devault, this represents retirement under the Magic 85 Provision at age 60 and for all other named executive officers this represents normal retirement at age 65. Present value is expressed as a lump-sum; however, the plans do not provide for payment of benefits in a lump-sum, but rather are payable only in the form of an annuity with monthly benefit payments. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan. Also included are amounts that the named executive officer may not currently be entitled to receive because such amounts are not vested.

(b) In the calculation of Mr. Warren's Executive Pension Plan benefits, the following offset benefits are assumed: annual pension benefits payable under the Pension Plan; estimated annual Social Security benefits of $24,300 payable at age 65; and estimated annual pension benefits payable as a life annuity at age 65 totaling $83,192 from defined benefit pension plans of prior employers. Mr. Warren is no longer entitled to a benefit under the Supplemental Pension Plan as explained earlier in this Proxy Statement.

(c) In the calculation of Mr. Treanor's Executive Pension Plan benefits, the following offset benefits are assumed: annual pension benefits payable under the Pension Plan; estimated annual Social Security benefits of $26,820 payable at age 65; and estimated annual pension benefits payable as a life annuity at age 65 totaling $108,514 from defined benefit pension plans of prior employers. Mr. Treanor is no longer entitled to a benefit under the Supplemental Pension Plan as explained earlier in this Proxy Statement.

(d) Mr. Devault's Pension Plan benefit includes a temporary payment provided under the Magic 85 Provision that is payable between ages 60 and 62. The Magic 85 Provision, including this special payment, is discussed in detail earlier in this Proxy Statement.

In the event of a change in control, the named executive officers would receive additional years of credited service under the Supplemental Pension Plan and Executive Pension Plan as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

Nonqualified Deferred Compensation

We provide executives with the opportunity to defer up to 25% of regular base salary earnings and 100% of annual bonus earnings into the Nonqualified Deferred Compensation Plan. This plan also provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan ("excess match"), as described earlier in this Proxy Statement.

Contributions are credited with earnings/losses based upon the executive's selection of publicly-traded mutual funds and our Common Stock. The following table summarizes the annual rate of return for the year ended December 31, 2007 for the investment options.

Washington Trust Bancorp, Inc. Common Stock	-6.75%	Vanguard 500 Index Fund (a)	5.47%
Putnam New Opportunities Fund (a)	5.60%	Columbia Acorn USA Fund (a)	3.46%
Putnam OTC & Emerging Growth Fund (a)	12.30%	Putnam Growth and Income Fund (a)	-6.20%
Putnam Voyager Fund (a)	5.30%	George Putnam Fund of Boston (a)	0.90%
Putnam Vista Fund (a)	3.60%	Royce Total Return Fund (a)	2.40%
Putnam International Equity Fund (a)	8.40%	Putnam Income Fund (a)	5.20%
Putnam Research Fund (a)	0.40%	Putnam Money Market Fund (a)	5.00%
Putnam Global Equity Fund (a)	8.90%	Russell LifePoints Cons Strategy Fund (b)	5.48%
Principal Inv Ptr Lg Cap Value Pfd Fund (b)	-3.99%	Russell LifePoints Moderate Strategy Fund (b)	6.44%
Principal Inv Lg Cap S&P 500 Index Pfd Fund (b)	5.11%	Russell LifePoints Balanced Strategy Fund (b)	6.78%
Principal Inv Ptr Lg Cap Growth I Pfd Fund (b)	8.09%	Russell LifePoints Growth Strategy Fund (b)	7.04%
Principal Inv Mid Cap S&P 400 Index Pfd Fund (b)	7.68%	Russell LifePoints Equity Growth Strategy Fund (b)	7.38%
Principal Inv Sm Cp S&P 600 Index Pfd Fund (b)	-0.59%	Russell LifePoints 2010 Strategy Fund (b)	6.18%
American Funds EuroPacific Growth Fund (b)	18.58%	Russell LifePoints 2020 Strategy Fund (b)	6.55%
Principal Inv Bond & Mortgage Secs Pfd Fund (b)	2.86%	Russell LifePoints 2030 Strategy Fund (b)	6.88%
Principal Inv Money Market Pfd Fund (b)	4.76%	Russell LifePoints 2040 Strategy Fund (b)	6.73%

(a) Fund was available for selection as an investment benchmark from January 1, 2007 through November 14, 2007.

(b) Fund was available for selection as an investment benchmark from November 15, 2007 through December 31, 2007.

Investment elections can be changed at any time. Transactions involving our Common Stock are subject to insider trading windows.

As of October 15, 2007, our Common Stock was no longer available as a new benchmark investment. Further, employees and directors who currently have selected our Common Stock as a benchmark investment (the "Bancorp Stock Fund") will be allowed to transfer from that fund during a transition period that will run through September 15, 2008. After September 15, 2008, employees and directors will not be allowed to make transfers from the Bancorp Stock Fund, and any distributions will be made in whole shares of our Common Stock to the extent of the benchmark investment election in the Bancorp Stock Fund.

The following table outlines employee and employer contributions to the Nonqualified Deferred Compensation Plan during the year ended December 31, 2007. The table also details earnings on plan balances during the year and the aggregate amount of all Nonqualified Deferred Compensation Plan obligations as of December 31, 2007.

NONQUALIFIED DEFERRED COMPENSATION

Named Executive Officer	Executive Contributions in Last FY ($) (a)	Registrant Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (c)
John C. Warren	$0	$7,200	$19,210	-	$458,091
John F. Treanor	$0	$3,750	($1,064)	-	$18,645
David V. Devault	$0	$0	$0	-	$0
Galan G. Daukas	$36,050	$2,250	$3,975	-	$44,268
B. Michael Rauh, Jr.	$0	$0	$0	-	$0

(a) Reflects deferrals of salary and bonus payments that were accrued under the Nonqualified Deferred Compensation Plan during 2007. Salary amounts are disclosed in the Summary Compensation Table under the year 2007. Bonus amounts are disclosed in the Summary Compensation Table under the year 2006. Mr. Daukas' contribution represents deferral of his 2006 bonus, which was payable and deferred in 2007.

(b) Represents credits for amounts which would have been contributed by the Bank under the 401(k) Plan as described earlier in this Proxy Statement. These amounts are disclosed in the Summary Compensation Table, under All Other Compensation in 2007.

(c) Reflects employee and employer contributions that have been reflected in the Summary Compensation Table in this Proxy Statement and previous proxy statements as outlined in the following table.

Named Executive Officer	2007 ($)	Previous Years ($)	Total ($)
John C. Warren	$7,200	$387,967	$395,167
John F. Treanor	$3,750	$13,467	$17,217
David V. Devault	$0	$0	$0
Galan G. Daukas	$2,250	$38,000	$40,250
B. Michael Rauh, Jr.	$0	$0	$0

Upon election to defer income, the individual must also elect distribution timing and form of payment. In-service distributions may be in a lump sum payable in a specific year or in four annual installments commencing in the year a named student reaches age 18. Accounts may also be distributed commencing in the year following retirement in a lump sum or annual installments over five or ten years. Retirement is defined as separation from employment after age 65 or after age 55 with 10 or more years of service for executives, and for directors is termination of directorship after age 55. In the event of pre-retirement separation, accounts become payable in a lump sum in the following year, regardless of distribution election. Excess match accounts are always payable in a lump sum in the year following separation. Distributions are paid in cash except that distributions from the Bancorp Stock Fund may, at the option of the participant, be in the form of our Common Stock. However, after September 15, 2008, distributions from the Bancorp Stock Fund must be made in the form of our Common Stock.

During 2007, the Nonqualified Plan was restated to comply with Section 409A of the Internal Revenue Code, which imposed new rules on deferred compensation programs. These rules generally apply to amounts deferred after

December 31, 2004 and related earnings ("post-409A accounts"). Amounts deferred prior to January 1, 2005 and related earnings ("grandfathered balances") are subject to the rules applicable prior to the effective date of Section 409A. Participants may change distribution timing and form on grandfathered balances, provided a full calendar year passes between the year in which the change was requested and the new distribution date. Distribution elections on post-409A accounts may only be changed if (a) the new election is made at least 12 months before the first scheduled payment; (b) the distribution or first installment is delayed at least five years from the originally scheduled payment date; and (c) the new election is not effective until at least 12 months have elapsed. Participants can receive an early distribution of grandfathered balances, less a withdrawal penalty equal to 10% of the participant's total grandfathered balance. In the event of an unforeseeable emergency, executives and directors may receive a distribution from grandfathered balances and/or post-409A accounts, to the extent necessary to meet the emergency and resulting income tax and penalties, subject to certain limitations outlined in the plan.

Potential Post-Employment Payments

The named executive officers are entitled to certain compensation in the event of termination of such executive's employment. This section is intended to discuss these post-employment payments, assuming separation from employment on December 31, 2007.

Severance Pay and Benefit Continuation

We do not have an employment contract with any named executive officer. Therefore, no severance benefit is payable and there is no continuation of benefit coverage in the event of a named executive officer's voluntary or involuntary termination, retirement, or death. Severance and benefit continuation are available in the event of a change in control as presented in the Potential Post-Employment Payments table on page 25 of this Proxy Statement.

Vested Equity Grants

Vested stock option grants are outlined in the Outstanding Equity Awards at Fiscal Year End Table earlier in this Proxy Statement. A named executive officer may exercise his vested stock options at any time through his separation from employment date. The right to exercise vested stock options is forfeited following his separation from employment for all reasons other than retirement and death.

In the event of the death of the named executive officer, the right to exercise vested stock option grants would transfer to the named executive officer's estate, and would expire on the three year anniversary of the date of death. In the event of retirement, the named executive officer would have the right to exercise vested nonqualified stock options for three years following retirement and vested incentive stock options for 90 days following retirement. Mr. Warren is the only named executive officer who was eligible to retire on December 31, 2007.

Information regarding the effect on unvested equity grants in a separation from employment is discussed in the Potential Post-Employment Payments Table and accompanying footnotes on page 25 of this Proxy Statement.

Retirement Benefits Payable

In the event of any separation from employment on December 31, 2007, Messrs. Warren, Treanor, Devault, and Rauh would be entitled to their vested benefit in the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan (collectively, the "Defined Benefit Retirement Plans"), as applicable. Mr. Daukas is not vested, and therefore, would forfeit all benefits under the Defined Benefit Retirement Plans including any benefits to his surviving spouse. Mr. Devault would forfeit his right to the benefit of the Magic 85 Provision under the Pension Plan.

Retirement benefits are not enhanced in the event of any named executive officer's voluntary or involuntary termination, retirement or death on December 31, 2007. In the event of a change in control, vested named executive officers receive an enhanced benefit in the form of additional years of benefit service under the Agreements as described earlier. The value of this enhancement is outlined in the Potential Post-Employment Payments Table on page 25 of this Proxy Statement.

The following table outlines the annual benefits available under the Defined Benefit Retirement Plans, assuming separation from service on December 31, 2007 under various termination scenarios:

		Annual Benefit Payable under Defined Benefit Retirement Plans (a)			
Named Executive Officer	**Retirement Plan**	**Voluntary or Involuntary Termination**	**Retirement (b)**	**Death Benefit Payable to Surviving Spouse**	**Change in Control (c)**
John C. Warren	Pension Plan	$35,726	$35,726	$15,878 (d)	$35,726
	Executive Pension Plan	$171,907	$171,907	$85,954 (e)	$178,393
John F. Treanor	Pension Plan	$30,805	$0	$14,151 (d)	$30,805
	Executive Pension Plan	$59,097	$0	$21,085 (e)	$61,774 (f)
David V. Devault	Pension Plan	$72,064	$0	$32,429 (d)	$72,064
	Supplemental Pension Plan	$17,928	$0	$8,067 (d)	$26,431
Galan G. Daukas	Pension Plan	$0	$0	$0	$0
	Supplemental Pension Plan	$0	$0	$0	$0
B. Michael Rauh, Jr.	Pension Plan	$46,214	$0	$20,796 (d)	$46,214
	Supplemental Pension Plan	$0	$0	$0	$5,602

(a) Unless otherwise noted, amount reflects annual benefit payable in the normal form at age 65 for Messrs. Treanor, Devault and Rauh, and immediately for Mr. Warren (since he was retirement-eligible on December 31, 2007). Mr. Warren's benefit has been reduced for early commencement. The normal form is a life annuity under the Pension Plan and Supplemental Pension Plan, and is a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan. The Executive Pension Plan further provides for 120 guaranteed monthly payments in the normal form under the Pension Plan commencing upon the executive's death after age 55, offset by actual payments under that plan.

(b) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Mr. Warren is the only named executive officer who was eligible to retire on December 31, 2007.

(c) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(d) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity. Benefit is payable to the surviving spouse from the executive's 65th birthday for Messrs. Treanor, Devault, and Rauh, and immediately for Mr. Warren. Mr. Warren's benefit reflects a reduction for early commencement.

(e) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity with 120 guaranteed monthly payments. Benefit is payable to the surviving spouse immediately, and reflects a reduction for such early commencement. The Executive Pension Plan further provides a temporary additional payment of $9,749 through Mr. Treanor's 65th birthday, which is intended to equal the death benefit that would have been payable from the Pension Plan if Mr. Treanor were eligible to retire on December 31, 2007. Amounts reflect offsets to the Executive Pension Plan as outlined in the Pension Benefits Table and accompanying footnotes earlier in this Proxy Statement.

(f) In the event of a change in control, Mr. Treanor meets the criteria for early commencement under the Executive Pension Plan as a result of the additional years of service provided under his Change in Control Agreement and, therefore, Executive Pension Plan benefits are payable immediately. Amount reflects reduction for early commencement.

Nonqualified Deferred Compensation Plan

Obligations under the Nonqualified Deferred Compensation Plan generally would become payable in a lump sum in the January following the separation from employment, subject to the six month delay imposed under Section 409A of the Internal Revenue Code. Mr. Warren's separation from service would be deemed a retirement, and his plan balance would be paid in ten annual installments. The aggregate balance of the obligations under this plan is detailed in the Nonqualified Deferred Compensation Table earlier in this Proxy Statement. Plan balances represent accrued liabilities for amounts earned, and are not enhanced for any voluntary or involuntary termination.

The following table presents potential post-employment payments assuming separation from service on December 31, 2007 under various termination scenarios:

POTENTIAL POST EMPLOYMENT PAYMENTS

Named Executive Officer	Type of Payment	Involuntary or Voluntary Termination	Retirement (a)	Death	Change in Control (b)
John C. Warren	Severance (c)	$0	$0	$0	$2,070,000
	Intrinsic Value of Accelerated Equity (d)	$0	$213,042	$310,329	$310,329
	Value of Increased Retirement Benefits (e)	$0	$0	$0	$81,771
	Health Benefits (f)	$0	$0	$0	$28,902
	Gross Up (g)	$0	$0	$0	$0
	Total	$0	$213,042	$310,329	$2,491,002
John F. Treanor	Severance (c)	$0	n/a	$0	$1,530,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$184,179	$184,179
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$244,568
	Health Benefits (f)	$0	n/a	$0	$28,902
	Gross Up (g)	$0	n/a	$0	$760,981
	Total	$0	n/a	$184,179	$2,748,630
David V. Devault	Severance (c)	$0	n/a	$0	$532,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$0	$0
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$41,784
	Health Benefits (f)	$0	n/a	$0	$24,384
	Gross Up (g)	$0	n/a	$0	$0
	Total	$0	n/a	$0	$598,168
Galan G. Daukas	Severance (c)	$0	n/a	$0	$1,321,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$0	$126,150
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$0
	Health Benefits (f)	$0	n/a	$0	$24,459
	Gross Up (g)	$0	n/a	$0	$506,201
	Total	$0	n/a	$0	$1,977,810
B. Michael Rauh, Jr.	Severance (c)	$0	n/a	$0	$402,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$0	$0
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$20,947
	Health Benefits (f)	$0	n/a	$0	$3,881
	Gross Up (g)	$0	n/a	$0	$0
	Total	$0	n/a	$0	$426,828

(a) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Mr. Warren is the only named executive officer who was eligible to retire on December 31, 2007.

(b) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(c) Severance payments are based upon the salary in effect at December 31, 2007 plus the highest bonus paid during the two years prior to December 31, 2007, using the multiple described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(d) Reflects the value of accelerated equity based upon market closing price of $25.23 on December 31, 2007. As of December 31, 2007, the only unvested equity grants were restricted stock and restricted stock unit awards to Messrs. Warren, Treanor, and Daukas, as outlined in the Outstanding Equity Awards at Fiscal Year End Table earlier in this Proxy Statement. All unvested awards would be forfeited upon voluntary or involuntary termination. All unvested awards would become fully vested upon a change in control. Upon death, Messrs. Warren and Treanor would become fully vested in all awards, and

Mr. Daukas' award under the 1997 Equity Incentive Plan would be forfeited. Mr. Warren's unvested awards would be vested on a pro-rated basis upon his retirement.

(e) Reflects the increase in retirement benefits resulting from the additional months of benefit accrual provided for the Supplemental Pension Plan and the Executive Pension Plan under the Agreements. Since Mr. Daukas is not vested in the Defined Benefit Retirement Plans, he is not eligible for a retirement benefit and therefore, would not benefit from additional months of benefit service upon a change in control.

(f) Reflects the value of health benefits based upon actual 2008 carrier premiums, increased by 8% for years 2 and 3, as applicable.

(g) Additional payment to cover the impact of the 20% excise tax imposed by Section 280G of the Code.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Corporation's Board. In setting director compensation, we consider the role of the directors, amount of time that directors expend in fulfilling their duties as well as the expertise required of Board members.

Cash Compensation Paid to Board Members

For the year ended December 31, 2007, non-employee members of our Board received an annual cash retainer of $20,000. The person serving as both the chair of the Nominating Committee and the Executive Committee received a combined additional annual retainer of $8,000; the chairperson of the Audit Committee received an additional annual retainer of $8,000; and the chairperson of the Compensation Committee received an additional annual retainer of $4,000. All retainers are paid in quarterly installments.

All members of the Corporation's Board are also members of the Bank's Board. Members of the Bank's Board did not receive any additional retainer for their involvement in the Bank's Board, except the chairperson of the Bank's Trust Committee, who received an additional retainer of $4,000.

For each meeting of the Corporation's Board and the Bank's Board attended, non-employee directors received $1,000; however, for meetings of the Corporation's Board and the Bank's Board held on the same day, as is the general practice, non-employee directors were paid for only one meeting. In addition, non-employee directors received $800 for each Corporation or Bank Board committee meeting attended in person and $700 for each such committee meeting attended telephonically. Committee chairpersons who do not receive an additional retainer for service as chairperson received an additional $200 per committee meeting.

Equity Compensation Paid to Directors

In order to align Board interests with shareholders, non-employee directors typically receive an annual equity grant. The 2003 Plan provides that each non-employee director will be automatically granted a nonqualified option to acquire 2,000 shares of our Common Stock as of the date of each Annual Meeting of Shareholders after which such non-employee director will continue to serve as our director, at an exercise price equal to the fair market value of our Common Stock on the grant date and expiring upon the 10th anniversary of the option grant. Unless otherwise determined by the Compensation Committee, these stock options will be exercisable upon the earliest of (a) the three year anniversary of the grant; (b) change in control of the Corporation; or (c) retirement from the Corporation's Board after attainment of age 70.

In 2005, the Compensation Committee concluded that restricted stock units would provide an equally motivating form of incentive compensation while permitting us to issue fewer shares, thereby reducing potential dilution. In 2005 and 2006, pursuant to the terms of the 2003 Plan, the Corporation's Board voted to suspend the automatic nonqualified option award to non-employee directors for each of those years. In 2005 and 2006, in lieu of such automatic award, the Compensation Committee voted to grant each non-employee director 500 restricted stock units, which vest upon the earliest of (a) the three year anniversary of the grant; (b) change in control of the Corporation; (c) death of the director; or (d) retirement from the Corporation's Board after attainment of age 70. These grants included dividend equivalent rights.

In 2007, pursuant to the terms of the 2003 Plan, the Compensation Committee voted to suspend the automatic nonqualified option award to non-employee directors for the year and did not make any equity grant to the non-employee directors. The decision to forego equity grants was made to avoid the expense associated with such grants in order to improve the Corporation's financial performance during 2007. The Compensation Committee strongly believes equity compensation is an important component of director pay, and expects to make director equity grants in 2008 and beyond.

Retirement Plans

Directors are not eligible to participate in any defined benefit plan maintained by the Corporation or the Bank. Directors are eligible to defer 100% of retainers and meeting fees into the Nonqualified Deferred Compensation Plan. Directors are not eligible for company contributions. Provisions regarding types of accounts, investment measurements, form and timing of payments, and distributions that apply to employees also apply to directors. Retirement for directors is defined in the Nonqualified Deferred Compensation Plan as termination of directorship after attainment of age 55.

Welfare Benefit Plans

Directors are not eligible for medical, dental, life or disability insurance at our expense. Directors may obtain coverage under the Bank's group medical and dental insurance plans at their own expense.

Director Summary Compensation Table

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2007. Directors who are employees receive no additional compensation for Board service. The compensation received by the employee directors as employees of the Corporation is shown in the Summary Compensation Table earlier in this Proxy Statement.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Total ($) (d)
Gary P. Bennett	$56,400	$8,733	$1,921	-	$67,054
Steven J. Crandall	$48,300	$8,733	$1,921	-	$58,954
Larry J. Hirsch, Esq.	$47,600	$8,733	$1,921	-	$58,254
Barry G. Hittner, Esq.	$46,300	$8,733	$1,921	-	$56,954
Katherine W. Hoxsie, CPA	$55,600	$8,733	$1,921	-	$66,254
Mary E. Kennard, Esq.	$35,000	$8,733	$1,921	-	$45,654
Edward M. Mazze, Ph.D.	$48,400	$8,733	$1,921	-	$59,054
Kathleen E. McKeough	$58,400	$8,733	$1,921	-	$69,054
Victor J. Orsinger II, Esq.	$54,000	$8,733	$1,921	-	$64,654
H. Douglas Randall, III	$51,300	$8,733	$1,921	-	$61,954
Joyce O. Resnikoff (e)	$17,200	$6,583	$1,921	-	$25,704
Patrick J. Shanahan, Jr.	$58,200	$8,733	$1,921	-	$68,854
James P. Sullivan, CPA	$74,400	$10,949	$1,921	-	$87,270
Neil H. Thorp	$57,400	$8,733	$1,921	-	$68,054

(a) Total reflects fees and retainers earned. During 2007, Directors Bennett, Hirsch, Hoxsie, Randall, and Thorp deferred $5,640; $6,000; $5,560; $51,300; and $12,480, respectively, into the Nonqualified Deferred Compensation Plan.

(b) Amount reflects the dollar amount recognized for financial statement reporting purposes in 2007 in accordance with SFAS No. 123R with respect to awards of 500 restricted stock units granted on April 26, 2005 and 500 restricted stock units granted on April 25, 2006. Both grants will become vested upon the earliest of the three-year anniversary of the grant, change in control of the Corporation, the director's death, or the director's retirement from the Corporation's Board after attainment of age 70. Ms. Resnikoff's grants vested upon her retirement on April 24, 2007. Mr. Sullivan's grants are assumed to vest upon his retirement in April 2008. Fair value per share on April 26, 2005 was $25.81, or $12,905 per award, and on April 25, 2006 was $26.59, or $13,295 per award.

(c) Amount reflects the dollar amount recognized for financial statement reporting purposes in 2007 in accordance with SFAS No. 123R with respect to awards of nonqualified stock options granted on April 27, 2004 to acquire 2,000 shares. This grant became vested upon the earliest of the three-year anniversary of the grant, change in control of the Corporation, or the director's retirement from the Corporation's Board after the attainment of age 70. The grant date fair value for the April 27, 2004 grant was $8.9789 per share, or $17,958 per grant.

(d) There is no Other Income, change in pension value, nor Nonqualified Deferred Compensation Plan earnings required to be disclosed in this table.

(e) Ms. Resnikoff retired from the Corporation's Board on April 24, 2007.

The following table sets forth information with respect to the directors concerning outstanding stock option awards and unvested stock awards as of December 31, 2007.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)
Gary P. Bennett	4/28/1998	1,688	-	$21.33	
	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Steven J. Crandall	4/28/1998	1,688	-	$21.33	
	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Larry J. Hirsch, Esq.	4/28/1999	1,688	-	$19.50	
	4/24/2001	1,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Barry G. Hittner, Esq.	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Katherine W. Hoxsie, CPA	4/28/1998	1,688	-	$21.33	
	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Mary E. Kennard, Esq.	4/25/2000	300	-	$15.50	
	4/24/2001	100	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)
Edward M. Mazze, Ph.D.	4/23/2002	1,500	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Kathleen E. McKeough	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Victor J. Orsinger II, Esq.	4/28/1998	588	-	$21.33	
	4/27/1999	1,688	-	$19.50	
	4/24/2001	1,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
H. Douglas Randall, III	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Joyce O. Resnikoff	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
Patrick J. Shanahan, Jr.	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
James P. Sullivan, CPA	4/28/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500
Neil H. Thorp	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/26/2005				500
	4/25/2006				500

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members are directors Bennett (Chairperson), Hirsch, Kennard, Mazze, McKeough and Orsinger. The Corporation is not aware of any compensation committee interlocks or relationships involving its executive officers or members of the Corporation's Board requiring disclosure in this Proxy Statement.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for providing independent, objective oversight of the Corporation's accounting functions and internal controls. In connection with its responsibilities, the Audit Committee (1) reviewed the scope of the overall audit plans of both the internal audit staff and the independent auditors; (2) evaluated the results of audits performed by the internal audit staff and independent auditors that included but were not limited to accounting issues and internal controls; (3) assessed the action that has been taken by management in response to the audit results; and (4) appraised the effectiveness of the internal and independent audit efforts. The Audit Committee also assesses actions taken by management in connection with the internal control documentation and testing of internal controls over financial reporting and management's assertions related thereto in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the related reports of the independent auditors on these matters.

In addition, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;
- Discussed with KPMG LLP, its independent auditors, the matters required to be discussed by SAS 61, as amended; and
- Received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Statement No. 1, and has discussed with KPMG LLP the independent auditor's independence.

Based on the review and discussions above, the Audit Committee recommended to the Corporation's Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

The foregoing report has been furnished by the members of the Audit Committee:

Katherine W. Hoxsie, CPA (Chairperson)
Steven J. Crandall
Barry G. Hittner, Esq.
Edward M. Mazze, Ph.D.
Patrick J. Shanahan, Jr.
James P. Sullivan, CPA

INDEPENDENT AUDITORS

During the years ended December 31, 2007 and December 31, 2006, the Corporation paid the following fees to KPMG LLP:

	2007	2006
Audit fees; consists of annual audit of consolidated and subsidiary financial statements including Sarbanes-Oxley attestation, reviews of quarterly financial statements, USAP procedures and other services provided by the independent auditors in connection with statutory and regulatory filings	$640,500	$512,000
Audit-related fees	0	0
Tax fees; tax return preparation, tax compliance and tax advice	45,750	70,260
All other fees; consists of fees related to due diligence procedures	0	1,500
Total fees paid to KPMG LLP	$686,250	$584,226

The Audit Committee has adopted a policy whereby engagement of the independent auditors for audit services and for non-audit services shall be pre-approved by the Audit Committee, except in the case of the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act. During 2007 the Audit Committee pre-approved 100% of the Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees.

The Audit Committee has considered whether the provision of the services identified under the headings "Audit-Related Fees," "Tax Fees" and "All Other Fees" is compatible with maintaining KPMG LLP's independence and has determined that provision of such services is consistent with maintaining the principal auditor's independence.

INDEBTEDNESS AND OTHER TRANSACTIONS

The Bank has had transactions in the ordinary course of business, including borrowings, with certain directors and executive officers of the Corporation and their associates, all of which were made on substantially the same terms, including interest rates (except that executive officers and all other employees are permitted a modest interest rate benefit on first mortgages secured by a primary residence and other consumer loans) and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features when granted. Similar transactions may be expected to take place in the ordinary course of business in the future. The aggregate extensions of credit outstanding at December 31, 2007 to all directors, executive officers and their related interests amounted to $17,160,000 in the aggregate. Any such transaction presently in effect with any director or executive officer is current as of this date, and is in compliance with Regulation O.

Patrick J. Shanahan, Jr., a director, was the former Chairman and Chief Executive Officer of First Financial Corp. prior to its acquisition by the Corporation in 2002. In connection with such acquisition, the Corporation agreed to (1) provide Mr. Shanahan with health insurance benefits under the Corporation's health plan until he attains age 65, and (2) assume the obligation to provide Mr. Shanahan with a supplemental retirement benefit equal to monthly installments of $20,854 payable for the life of Mr. Shanahan with a 50% spousal survivor benefit. In return for a lump sum payment of $840,000 by the Corporation in April, 2002, Mr. Shanahan agreed that for a three-year period following the acquisition, which expired in April 2005, he would not become associated with any banking institution in Rhode Island, Massachusetts or Connecticut and he would not take action to solicit any former employees or customers of First Financial Corp. The Corporation's Board determined that, effective April 16, 2005, as a result of the termination of this 3-year arrangement, Mr. Shanahan is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

The Corporation conducts annual procedures including the use of a written survey form to (i) identify parties related to directors and executive officers and (ii) document the existence and terms of any related party transactions. As indicated previously, the approval of loan transactions involving directors, executive officers and their related interest is governed by the provisions of Regulation O. All other transactions involving directors and executive officers are reviewed annually by the Corporation's Board. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the SEC and the National Association of Securities Dealers. The Corporation does not maintain a formal written policy concerning the aforementioned procedures. The Corporation's Code of Ethics provides guidance on business relations between the Corporation and its directors, officers and employees.

RATIFICATION OF SELECTION OF AUDITORS (PROPOSAL NO. 2)

The ratification of the Audit Committee's decision to retain KPMG LLP to serve as independent auditors of the Corporation for the current fiscal year ending December 31, 2008 will be submitted to the shareholders at the Annual Meeting. Representatives of KPMG LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to answer appropriate questions. Action by shareholders is not required by law in the appointment of independent auditors, but their appointment is submitted by the Corporation's Audit Committee in order to give the shareholders a voice in the designation of auditors. If the appointment is not ratified by the shareholders, the Audit Committee will reconsider its choice of KPMG LLP as the Corporation's independent auditors.

The Board of Directors recommends that shareholders vote "FOR" this proposal.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Corporation's officers and directors, and persons who own more than 10% of a registered class of the Corporation's equity securities (collectively, "Insiders") to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulations to furnish the Corporation with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to the Corporation, and on written representations from certain reporting persons, the Corporation believes that during

2007, all Section 16(a) filing requirements applicable to its Insiders were complied with, with the following exception: David W. Wallace, a beneficial owner of more than 10% of the Corporation's stock, failed to report four transactions, including one transaction by Mr. Wallace's spouse, on a timely basis.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for presentation to the 2009 Annual Meeting of Shareholders must submit the proposal to the Corporation, 23 Broad Street, Westerly, Rhode Island 02891, Attention: Chief Executive Officer, not later than November 14, 2008 for inclusion, if appropriate, in the Corporation's Proxy Statement and the form of proxy relating to the 2009 Annual Meeting of Shareholders. Any proposal submitted after November 14, 2008 will be considered untimely. Such a proposal must also comply with the requirements as to form and substance established by the SEC for such a proposal to be included in the Proxy Statement. Proxies solicited by the Corporation's Board will confer discretionary voting authority with respect to shareholder proposals, other than proposals to be considered for inclusion in the Corporation's Proxy Statement described above, that the Corporation receives at the above address after January 31, 2009.

In addition, in order for a nominee to be considered at an Annual Meeting, the Corporation's Restated Articles of Incorporation, as amended, provide that director nominations may be submitted by any shareholder entitled to vote for the election of directors provided that advance written notice of such proposed nomination, with appropriate supporting documentation as required by the Corporation's Restated Articles of Incorporation, is received by the Secretary of the Corporation not less than 14 days nor more than 60 days prior to any meeting of the shareholders called for the election of directors at which such shareholder is present by person or by proxy; provided, however, that if fewer than 21 days' notice of the meeting is given to shareholders, such written notice of such proposed nomination must be received by the Secretary of the Corporation not later than the close of the 10th day following the day on which notice of the meeting was mailed to shareholders. For this Annual Meeting, such proposals must be received by the Corporation not earlier than February 22, 2008 and not later than April 8, 2008.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder desiring to send communications to the Corporation's Board, or any individual director, may forward such communication to the Secretary of the Corporation at the Corporation's offices at 23 Broad Street, Westerly, Rhode Island 02891. The Secretary of the Corporation will collect all such communications and forward them to the Corporation's Board and any such individual director.

FINANCIAL STATEMENTS

The financial statements of the Corporation are contained in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which has been provided to the shareholders concurrently herewith. Such report and the financial statements contained in the Corporation's Annual Report on Form 10-K are not to be considered as a part of this soliciting material.

OTHER BUSINESS

Management knows of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement, but if any other business should properly come before the meeting, the persons named in the proxy intend to vote in accordance with their best judgment.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Corporation under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the Proxy Statement entitled "Compensation Committee Report," and "Report of the Audit Committee" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

ANNUAL REPORT ON FORM 10-K

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed with the SEC, is available on the Corporation's website at www.washtrust.com under Investor Relations – SEC Filings. Copies are also available without charge upon written request addressed to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891-0512.

EXPENSE OF SOLICITATION OF PROXIES
The cost of solicitation of proxies, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and Proxy Statements to their principals, will be borne by the Corporation. Solicitation may be made in person or by telephone or telegraph by officers or regular employees of the Corporation, who will not receive additional compensation therefor. In addition, the Corporation has retained Morrow & Co., Inc. to assist in the solicitation of proxies for a fee of $4,500 plus customary expenses.

IMPORTANT NOTICE REGARDING DELIVERY OF SHAREHOLDER DOCUMENTS
The Securities and Exchange Commission has adopted rules that allow the Corporation to deliver a single annual report, proxy statement, proxy statement combined with a prospectus, or any information statement to any household at which two or more shareholders reside who share the same last name or whom we believe to be members of the same family. This is practice is known as "householding."

If you share the same last name and address with one or more shareholders, from now on, unless we receive contrary instructions from you (or from one of these other shareholders), you and all other shareholders who have your last name and live at the same home address will receive only one copy of any of the Corporation's annual report, proxy statement for our Annual Meeting of Shareholders, proxy statement we file and deliver in connection with any other meeting of shareholders, proxy statement combined with a prospectus or information statement. We will include with the householded materials for our Annual Meeting of Shareholders, or any other shareholders' meeting, a separate proxy card for each registered shareholder who shares your last name and lives at your home address .

If you do not wish to participate in the householding program, please contact our transfer agent, American Stock Transfer & Trust Company, at 800-937-5449 to "opt-out" or revoke your consent. If you "opt-out" or revoke your consent to householding, each shareholder residing at your address will receive individual copies of the Corporation's proxy statement, annual report and other future shareholder mailings.

If you do not object to householding, (1) you are agreeing that your household will only receive one copy of future shareholder mailings, and (2) your consent will be implied and householding will start 60 days after the mailing of this notice, to the extent you have not previously consented to participation in the householding program. Your affirmative or implied consent to householding will remain in effect until you revoke it. The Corporation shall begin sending individual copies of applicable shareholder communications subject to householding rules to a shareholder within 30 days after revocation by the shareholder of prior affirmative or implied consent. Your participation in the householding program is encouraged. It will reduce the volume of duplicate information received at your household as well as the cost to the Corporation of preparing and mailing duplicate materials.

**REGARDLESS OF THE NUMBER OF SHARES YOU OWN,
YOUR VOTE IS IMPORTANT TO THE CORPORATION.**

**PLEASE COMPLETE, DATE AND SIGN AND PROMPTLY RETURN
THE ENCLOSED PROXY CARD TODAY. YOU MAY ALSO VOTE
YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE.**

Submitted by order of the Board of Directors,

David V. Devault
Secretary

Westerly, Rhode Island
March 14, 2008



Washington Trust Locations

Rhode Island Offices

CORPORATE OFFICE
23 Broad Street
Westerly, RI 02891
401-348-1200

BLOCK ISLAND
Block Island Office
Ocean Avenue
Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road
Charlestown, RI 02813
401-364-4000

CRANSTON
Reservoir Avenue Office
645 Reservoir Avenue
Cranston, RI 02910
401-946-1004

Oaklawn Avenue Office
1203 Oaklawn Avenue
Cranston, RI 02920
401-732-0049

NARRAGANSETT
Bonnet Shores Office
885 Boston Neck Road
Narragansett, RI 02882
401-782-4800

Sweet Meadows Office
20 Point Judith Road
Narragansett, RI 02882
401-782-1000

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road
North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Office
180 Washington Street*
Providence, RI 02903
401-421-3600
**Moving July 2008 to*
156 Westminster Street
Providence, RI 02903
401-421-3600

Providence Commercial
Lending Office
10 Weybosset Street
Suite 100
Providence, RI 02903
401-331-5090

Providence Wealth
Management Offices
66-70 South Main Street
Providence, RI 02903
401-861-8440
401-331-6650

RICHMOND
Richmond Office
1200 Main Street
Wyoming, RI 02898
401-539-2427

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road
Wakefield, RI 02879
401-782-4200

WARWICK
Centerville Road Office
236 Centerville Road
Warwick, RI 02886
401-739-2353

OPENING 2009
Warwick Avenue Office
1473 Warwick Avenue
Warwick, RI 02888

WESTERLY
Main Office
23 Broad Street
Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street
Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street
Westerly, RI 02891
401-348-1201

Connecticut Offices

MYSTIC
A&P Super Foodmart
179 Stonington Road
Mystic, CT 06355
860-572-7100

McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

Massachusetts Office

WELLESLEY
Weston Financial Group
Wellesley Office Park
40 William Street
Wellesley, MA 02481
781-235-7055

Account Information Center

To speak with a customer service representative, call 401-348-1200 or toll-free 800-475-2265.
In Connecticut, call 860-443-1508.

Online Banking

Bank and pay bills via the Internet 24 hours a day, 7 days a week at www.washtrust.com.

XPress Banking

Automated banking by phone 24 hours a day, 7 days a week at 401-348-1399 or toll-free 800-226-5877.

Website

Current company and shareholder information available at www.washtrust.com.

23 Broad Street, Westerly, Rhode Island 02891 www.washtrust.com



Washington Trust Bancorp, Inc.


END


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